                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                               MINOLTA-QMS, INC.
                                       AT
                              $6.00 NET PER SHARE

                                       BY

                          MINOLTA INVESTMENTS COMPANY,
                          A WHOLLY-OWNED SUBSIDIARY OF

                               MINOLTA CO., LTD.
--------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME ON TUESDAY, OCTOBER 31, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 13, 2000 (THE "MERGER AGREEMENT"), AMONG MINOLTA-QMS, INC. (THE "COMPANY"), MINOLTA CO., LTD. ("PARENT") AND MINOLTA INVESTMENTS COMPANY ("PURCHASER").

    THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE COMPANY, HAS
(i) APPROVED THE MERGER AGREEMENT, (ii) DETERMINED THAT EACH OF THE OFFER (AS HEREINAFTER DEFINED) AND THE MERGER (AS HEREINAFTER DEFINED) IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT OR PURCHASER), (iii) RESOLVED TO APPROVE THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, (iv) RECOMMENDED ACCEPTANCE OF THE OFFER AND, IF APPLICABLE, ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY AND (v) DECLARED THE MERGER AGREEMENT TO BE ADVISABLE.

    THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE "THE TENDER OFFER--SECTION 11. CERTAIN CONDITIONS TO THE OFFER."

                            ------------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                           INNISFREE M&A INCORPORATED

October 3, 2000

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his Shares (as defined herein) should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares, and any other required documents, to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in
Section 3 or (b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

    ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN THIS OFFER TO PURCHASE ON A TIMELY BASIS, OR WHO CANNOT DELIVER ALL REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN "THE TENDER OFFER--SECTION 3. PROCEDURES FOR TENDERING SHARES."

    Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY TERM SHEET..........................................      1
INTRODUCTION................................................      5
SPECIAL FACTORS.............................................      7
  BACKGROUND OF THE OFFER...................................      7
  RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD;
    FAIRNESS OF THE OFFER AND THE MERGER....................     12
  OPINION OF THE COMPANY'S FINANCIAL ADVISOR................     15
  POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE
    OFFER AND THE MERGER....................................     21
  PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS
    OF PARENT FOR THE OFFER AND THE MERGER..................     23
  PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER;
    CERTAIN EFFECTS OF THE OFFER............................     24
  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE
    MERGER..................................................     25
  THE MERGER AGREEMENT......................................     26
  DISSENTERS' RIGHTS........................................     32
  BENEFICIAL OWNERSHIP OF COMMON STOCK......................     34
  TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.......     35
  RELATED PARTY TRANSACTIONS................................     36
THE TENDER OFFER............................................     40
1. Terms of the Offer; Expiration Date......................     40
2. Acceptance for Payment and Payment.......................     41
3. Procedures for Accepting the Offer and Tendering
  Shares....................................................     42
4. Withdrawal Rights........................................     45
5. Certain Tax Consequences.................................     46
6. Price Range of the Shares; Dividends.....................     46
7. Effect of the Offer on the Market for the Shares; Stock
  Exchange Listing; Exchange Act Registration; Margin
  Regulations...............................................     47
8. Certain Information Concerning the Company...............     49
9. Certain Information Concerning Purchaser and Parent......     51
10. Source and Amount of Funds..............................     52
11. Certain Conditions of the Offer.........................     52
12. Certain Legal Matters; Required Regulatory Approvals....     54
13. Certain Fees and Expenses...............................     55
14. Miscellaneous...........................................     55
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND
  PURCHASER.................................................     57
SCHEDULE II.................................................     60
ANNEX A.....................................................     61

                               SUMMARY TERM SHEET

    Minolta Investments Company is offering to purchase all the outstanding shares of common stock of Minolta-QMS, Inc. not already owned by Minolta Investments Company for $6.00 per share in cash. The following are some of the questions that you, as a stockholder of Minolta-QMS, Inc., may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

    The offer to purchase all the outstanding shares of common stock of Minolta-QMS, Inc. is being made by Minolta Investments Company, a Delaware corporation and a wholly-owned subsidiary of Minolta Co., Ltd. As of the date hereof, Minolta Investments Company owns 7,570,000 shares of Minolta-QMS, Inc. common stock, which represents approximately 57.1% of the outstanding common stock of Minolta-QMS, Inc. as of July 28, 2000. See "THE TENDER
OFFER--Section 9. Certain Information Concerning Parent and Purchaser."

    Established in 1928, Minolta Co., Ltd. is a leading manufacturer of photocopiers, printers, and other image information products; conventional cameras, digital cameras, and other optical products; radiometric instruments; and planetariums. Minolta Co., Ltd.'s manufacturing network includes facilities and subsidiaries in Japan, the United States, France, Malaysia, China, and Brazil. Its products are marketed throughout the world via an extensive network of subsidiaries, affiliates and distributors.

    Minolta Investments Company was incorporated in June, 1999 under the laws of the State of Delaware for the purpose of acquiring an equity interest in Minolta-QMS, Inc. Minolta Investments Company has not, and is not expected to, engage in any business other than in connection with its organization, its current ownership of Minolta-QMS, Inc. common stock, the Offer, the Merger and the related financing and its ownership of certain real estate leased to Minolta-QMS, Inc.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

    We are seeking to purchase all of Minolta-QMS, Inc.'s outstanding common stock not already owned by Minolta Investments Company. See "INTRODUCTION".

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

    We are offering to pay $6.00 per share, net to you in cash, without interest. If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses to the Information Agent or the Depositary. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "INTRODUCTION" and "THE TENDER OFFER--Section 3. Procedures for Tendering Shares."

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    Minolta Co., Ltd., the parent company of Minolta Investments Company, will provide us with sufficient funds to purchase all shares of Minolta-QMS, Inc.'s common stock which are validly tendered and not withdrawn in the Offer and to provide funding for the second-step merger of Minolta Investments Company with and into Minolta-QMS, Inc., which is expected to follow the successful completion of the Offer. We anticipate that all of these funds will be obtained through capital contributions made by Minolta Co., Ltd. We expect that Minolta Co., Ltd. will fund such capital contributions through a syndicated loan and/or the use of internally generated funds. The Offer is not conditioned upon any financing arrangements. See "THE TENDER OFFER--Section 10. Source and Amount of Funds."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

    We do not think our financial condition is relevant to your decision whether to tender in the Offer because the form of payment consists solely of cash, and all of our funding will come from capital contributions made by Minolta
Co., Ltd. Additionally, the Offer is not subject to any financing condition. See "THE TENDER OFFER--Section 10. Source and Amount of Funds."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have at least until 12:00 midnight, New York City time, on Tuesday, October 31, 2000, to decide whether to tender your shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See "THE TENDER OFFER--Section 3. Procedures for Tendering Shares."

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    Under the terms of the Merger Agreement, we can extend the Offer without the consent of Minolta-QMS, Inc. from time to time until December 1, 2000 if specified conditions to the Offer have not been satisfied. See "THE TENDER OFFER--Section 1. Terms of the Offer; Expiration Date."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    If we extend the Offer, we will inform ChaseMellon Shareholder Services, L.L.C., the Depositary for the Offer, of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See "THE TENDER OFFER--Section 1. Terms of the Offer; Expiration Date."

HOW DO I TENDER MY SHARES?

    To tender your shares, you must deliver the certificates evidencing your shares, together with a completed Letter of Transmittal, to ChaseMellon Shareholder Services, L.L.C., the Depositary for the Offer, not later than the time the Offer expires. If your shares are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver everything that is required to the Depositary by the expiration of the Offer, you may obtain extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange, Inc. trading days. However, the Depositary must receive the missing items within that three-day trading period or your shares will not be validly tendered. See "THE TENDER OFFER--Section 3. Procedures for Tendering Shares."

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw previously tendered shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by December 1, 2000, you can withdraw them at any time after such time until we do accept your shares for payment. This right to withdraw will not apply to any subsequent offering period. See "THE TENDER OFFER--Section 1. Terms of the Offer; Expiration Date" and "--Section 4. Withdrawal Rights."

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    To withdraw shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares. See "THE TENDER OFFER--Section 4. Withdrawal Rights."

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

    The Board of Directors of Minolta-QMS, Inc., based upon the unanimous recommendation of a special committee of independent directors, has
(i) approved the Merger Agreement, (ii) determined that each of the Offer and the Merger is fair to and in the best interests of the stockholders of Minolta-QMS, Inc. (other than Minolta Co., Ltd. or Minolta Investments Company),
(iii) resolved to approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, (iv) recommended that you accept the Offer and, if applicable, adopt the Merger Agreement, and (v) declared that the Merger Agreement is advisable.

FOLLOWING THE TENDER OFFER, WILL MINOLTA-QMS CONTINUE AS A PUBLIC COMPANY?

    No. If the Merger takes place, Minolta-QMS, Inc. will no longer be publicly owned. See "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer."

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF NOT ALL OF THE PUBLICLY TRADED SHARES OF MINOLTA-QMS ARE TENDERED IN THE OFFER?

    Yes. Following the Offer, Minolta Investments Company will be merged with and into Minolta-QMS, Inc. If the Merger takes place, Minolta-QMS, Inc. will become a wholly-owned subsidiary of Minolta Co., Ltd., and all of the remaining stockholders of Minolta-QMS, Inc. (other than Minolta Co., Ltd. and Minolta Investments Company) will receive $6.00 per share in cash (or any other higher price per share which is paid in the Offer). See "SPECIAL FACTORS--The Merger Agreement--The Merger."

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

    If the Merger takes place, stockholders not tendering in the Offer will receive in the Merger the same amount of cash per share which they would have received had they tendered their shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the Offer. Notwithstanding the foregoing, if you are entitled to demand, and properly demand, appraisal of your shares pursuant to Section 262 of the Delaware General Corporation Law, you will not receive cash in the Merger, but rather you will be entitled to payment of the fair value of such shares in accordance with Section 262, which may be less than, more than or equal to $6.00 per share. However, if for some reason the Merger does not take place, the number of stockholders and of shares which are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any trading market) for the shares. Also, Minolta-QMS, Inc. may cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies in the way it currently must comply with these rules. See "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "--Dissenters' Rights."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    On August 31, 2000, the last trading day before the submission of Minolta Investments Company's initial proposal to Minolta-QMS, Inc., the last sale price of the shares reported on the New York Stock Exchange was $3.00 per share. On September 12, 2000, the last trading day before we announced the companies' agreement on the Offer and the Merger, the last sale price of the shares reported on the New York Stock Exchange was $4.75 per share. On
October 2, 2000, the last full trading day prior to the commencement of the Offer, the last sale price of the shares reported on the New York Stock Exchange was $5 15/16 per share. We advise you to obtain a recent quotation for the shares in deciding whether to tender your shares. See "THE TENDER
OFFER--Section 6. Price Range of Shares; Dividends."

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    You can call Innisfree M&A Incorporated at (212) 750-5833 (banks and brokers call collect) or (888) 750-5834 (call toll free). Innisfree M&A Incorporated is acting as the Information Agent for our Offer. See the back cover of this Offer to Purchase.

TO: ALL HOLDERS OF SHARES OF COMMON STOCK (INCLUDING THE ASSOCIATED PREFERRED
    STOCK PURCHASE RIGHTS) OF MINOLTA-QMS, INC.:

                                  INTRODUCTION

    Minolta Investments Company, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Minolta Co., Ltd., a Japanese corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Minolta-QMS, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent (the "Right Agreement"), at a price of $6.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Parent and Purchaser are sometimes collectively referred to herein as the "Acquirors."

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 13, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Following the Merger, the Company will be the surviving corporation (the "Surviving Corporation") and the separate existence of Purchaser shall cease. At the effective time of the Merger (the "Effective Time"), (i) each issued and outstanding Share (other than Shares owned (or held in the treasury) by the Company or any of its wholly-owned subsidiaries, Parent or Purchaser, and Shares held by stockholders who properly exercise appraisal rights (the "Dissenting Shares") under the DGCL) will be converted into and represent the right to receive the Offer Price (the "Merger Consideration"), and (ii) each share of common stock, par value $.01 per share, of Purchaser, then issued and outstanding will be converted into and become one share of common stock of the Surviving Corporation. See "SPECIAL FACTORS--The Merger Agreement" for a description of the Merger and the Merger Agreement.

    If Purchaser owns 90% or more of the outstanding Shares following consummation of the Offer, then Purchaser intends to effect the Merger as a "short-form" merger under the DGCL, without a vote of the stockholders of the Company (a "Short-Form Merger"). If a vote of the stockholders of the Company is necessary to effect the Merger, Purchaser has agreed in the Merger Agreement to cause to be voted all Shares owned by it in favor of the adoption of the Merger Agreement. Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding Common Stock. Purchaser currently owns approximately 57.1% of the outstanding Common Stock and, therefore, approval of the Merger would be assured. See "SPECIAL FACTORS--The Merger Agreement."

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE"), HAS (I) APPROVED THE MERGER AGREEMENT,
(II) DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT OR PURCHASER),
(III) RESOLVED TO APPROVE THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, (IV) RECOMMENDED ACCEPTANCE OF THE OFFER AND, IF APPLICABLE, ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY, AND (V) DECLARED THE MERGER AGREEMENT TO BE ADVISABLE.

    ON SEPTEMBER 13, 2000, THE ROBINSON-HUMPHREY COMPANY, LLC, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE ("ROBINSON-HUMPHREY"), DELIVERED AN OPINION TO THE SPECIAL COMMITTEE TO THE EFFECT THAT, AS OF SUCH DATE AND SUBJECT TO THE ASSUMPTIONS AND LIMITATIONS CONTAINED THEREIN, THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND PURCHASER) WAS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. A COPY OF THE OPINION OF ROBINSON-HUMPHREY IS CONTAINED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER.

    THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE THE SECTIONS "THE TENDER OFFER--SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE" AND
"--SECTION 11. CERTAIN CONDITIONS OF THE OFFER" OF THIS OFFER TO PURCHASE.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who own their Shares through a broker or other nominee may be charged a fee by such broker or other nominee for tendering the Shares on behalf of such stockholders. Purchaser will pay all charges and expenses of ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary"), and Innisfree M&A Incorporated, as Information Agent (the "Information Agent"), incurred in connection with the Offer. See the section "THE TENDER OFFER--Section 13. Certain Fees and Expenses" of this Offer to Purchase.

    The Company has distributed one Right for each outstanding Share pursuant to the Rights Agreement. The Company has represented in the Merger Agreement that it has taken all necessary action under the Rights Agreement so that (x) none of the execution or delivery of the Merger Agreement, consummation of the Offer or any other transaction contemplated by the Merger Agreement will cause (i) the Rights to become exercisable under the Rights Agreement, (ii) Parent or Purchaser to be deemed an "Acquiring Person" (as defined in the Rights Agreement), or (iii) the "Stock Acquisition Date" (as defined in the Rights Agreement) to occur upon any such event, and (y) Parent, Purchaser and their affiliates will be excluded from the definition of Acquiring Person under the Rights Agreement for the purpose of the transactions contemplated by the Merger Agreement.

    The information contained in this Offer to Purchase concerning the Company, including, without limitation, information about the deliberations of the Board and the Special Committee in connection with the Offer and the Merger and the opinion of Robinson-Humphrey, the Special Committee's financial advisor, was supplied by the Company. Neither of Parent nor Purchaser takes any responsibility for the accuracy of such information.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

    In the Fall of 1998, Parent retained Takenaka & Company LLC ("Takenaka") to conduct a strategic review of its position in the image information systems market. As a result of such review, Parent began considering a strategic partnership with or acquisition of a U.S. company in that market.

    In November 1998, the Company engaged Robinson-Humphrey to render financial advisory services to the Company concerning proposed acquisitions by the Company of QMS Europe B.V. and QMS Australia Pty. Ltd. (collectively, the "Foreign Subsidiaries"), which acquisitions were being considered by the Company with a view to enhancing the Company's strategic and financial positions. In
December 1998, two members of the Company's Board of Directors (the "Board") were contacted by a representative of a corporation (the "Other Bidder") regarding a possible transaction in which the Other Bidder would acquire the Company.

    On February 17, 1999, the Board met and, following substantial discussion, approved the proposed transactions pursuant to which the Company would acquire the Foreign Subsidiaries. It was determined by the Board that it would be in the best interests of the Company to consider various methods of financing the Foreign Subsidiaries acquisitions and achieving efficient structures for replacing existing indebtedness of the Company.

    During February and early March, 1999, the Company engaged in a number of discussions and exchanges with the Other Bidder with respect to the potential acquisition of the Company by the Other Bidder.

    In February 1999, Parent decided to focus its efforts on the Company. In early March, Parent requested Takenaka to contact the Company to ascertain its interest in pursuing an alliance with Parent. On March 18, 1999, the Company and Parent executed a confidentiality agreement. On the same day, representatives of Takenaka met with Mr. Edward Lucente, President and Chief Executive Officer of the Company, and other senior executives of the Company in Mobile, Alabama to discuss a potential strategic partnership or other business combination between Parent and the Company. On March 19, 1999, representatives of Parent initiated a preliminary due diligence review of the Company.

    In early April 1999, Mr. Lucente and another executive of the Company met with representatives of Parent and Takenaka in Tokyo and Osaka, Japan, to provide information on the Company's plans to reacquire the Foreign Subsidiaries and engage in further discussion of a potential transaction. As a result of the meeting, Parent and the Company agreed to continue discussions and the due diligence review by Parent.

    On April 13, 1999, Parent sent the Company a letter confirming its interest in a potential transaction and requesting that the Company allow Parent to conduct certain additional due diligence.

    Throughout this period, the Company was also in discussions with the Other Bidder to ascertain its interest in pursuing a transaction with the Company. However, the Other Bidder was unwilling to proceed with a transaction with the Company other than at price levels of $4 to $5 per Share, which was significantly lower than the price levels discussed with Parent.

    On April 21, 1999, representatives of Parent met with representatives of the Company in Mobile, Alabama to conduct further due diligence. On April 28, 1999 the Company sent a letter to Parent to ascertain Parent's interest in a transaction whereby Parent would invest in and loan money to the Company to help the Company finance its acquisition of the Foreign Subsidiaries. Subsequently, Parent indicated it would be interested in such a transaction with certain modifications. Intensive discussions took place between Parent, the Company and their respective financial and legal representatives during the following weeks. The parties met in Osaka, Japan on May 11, 1999 and continued to negotiate throughout the week.

    On May 17, 1999, Parent and the Company entered into a letter agreement whereby (i) Parent agreed to advance the Company $5 million in respect of certain payments and (ii) the Company agreed to negotiate exclusively with Parent for a period of 30 days concerning the potential transaction between the Company and Parent.

    During the period from May 24 through June 7, 1999, Parent continued its due diligence review of the Company and, along with its legal representatives, and Takenaka, negotiated the specific terms of a stock purchase agreement and a loan agreement whereby Parent would (i) acquire a majority equity interest in the Company through the purchase of newly issued Shares and a tender offer for a certain number of currently outstanding Shares and (ii) loan the Company money to help finance the acquisition of the Foreign Subsidiaries.

    On June 7, 1999, (i) Parent, Purchaser and the Company executed a Stock Purchase Agreement (the "Stock Purchase Agreement") and Purchaser purchased 2,130,000 Shares at $5.75 per Share for an aggregate price of approximately $12.248 million and (ii) Parent and the Company entered into a Loan Agreement (the "Loan Agreement") pursuant to which Parent loaned the Company
$12.8 million. On the same day, the Company closed the acquisition of the Foreign Subsidiaries. Pursuant to the Stock Purchase Agreement, Parent and Purchaser agreed to commence a tender offer to purchase 5,440,000 Shares for a price of $6.25 per Share (the "Initial Offer"). On June 8, 1999, Parent and the Company announced the closing of the Stock Purchase Agreement, the closing of the loan contemplated by the Loan Agreement and the Initial Offer. On June 14, 1999, pursuant to the terms of the Stock Purchase Agreement, Purchaser commenced the Initial Offer. On July 12, 1999, Purchaser completed the Initial Offer and purchased 5,440,000 Shares pursuant to the Initial Offer.

    On August 10, 1999, the Board appointed five designees of Parent, Messrs. Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Yoshisuke Takekida and Shoei Yamana, as directors of the Company.

    In the Fall of 1999, the Company's financial position and liquidity deteriorated, and the Company approached Parent to provide additional financing. As a result, at the request of the Company, Parent agreed to loan the Company up to an additional $30 million, subject to the satisfaction of certain conditions, to be advanced in three installments of $15 million in November 1999, $5 million in December 1999 and $10 million in February 2000. These loans are payable over four years and have stated interest rates of LIBOR plus 2.5% payable monthly in arrears. Proceeds of these loans were used to repay the unused portion of the $5.0 million advance from Parent, to fund loans to the Company's European subsidiary for its working capital purposes, and to provide working capital for the Company. In addition, on June 30, 2000, Parent agreed to amend the terms of the Loan Agreement to defer principal payment on the advances for one year. Accordingly repayment of the principal will not begin to occur until July 2001. The Company has paid the interest on these loans monthly in arrears in accordance with the terms of the Loan Agreement. See "SPECIAL FACTORS--Related Party Transactions--Loan Agreement."

    In November 1999, the Company received a letter from the New York Stock Exchange (the "NYSE") indicating that the Company was not in compliance with the NYSE's new continued listing standards established in August 1999. According to the NYSE's new listing standards, companies are required to have a minimum stockholders' equity of $50 million and a minimum market capitalization of $50 million. Companies below these levels must submit a business plan for the NYSE's approval, demonstrating how the company anticipates meeting the new standards within an eighteen-month period. The Company submitted such a plan to the NYSE in early January 2000, which contemplated that the Company would raise equity by an additional stock offering, and that Parent would invest up to $32 million of additional equity in the Company during the third quarter of fiscal year 2000. In February 2000, the NYSE accepted the Company's plan and advised the Company that it would continue to monitor the Company's compliance with the goals set forth in the plan on a quarterly basis. The NYSE also advised the Company that failure to meet the plan's goals within eighteen months would result in a suspension of trading of the Common Stock and an application to the Commission to delist.

    At December 31, 1999, the Company was in breach of several financial covenants contained in the operating lease agreement for its Mobile, Alabama headquarters (the "Mobile Property") and was not expected to remedy this noncompliance prior to the expiration of the relevant cure period on March 31, 2000. Among the remedies available to INK (AL) QRS 12-21, Inc., as lessor of the property (the "Lessor"), was the acceleration of all remaining base rent on a discounted basis for the initial lease term (approximately $13.2 million), cancellation of the lease, or all other remedies available by law. On March 10, 2000, the Company received a letter of intent from the Lessor indicating its willingness to sell the Mobile Property for the greater of $14.0 million or an appraised value, based upon a mutually agreed upon process. Management of the Company approached Parent to provide the funding necessary to consummate such a purchase.

    Following discussions among Parent, the Company and the Lessor, Parent decided to proceed with the purchase of the Mobile Property through Purchaser and negotiated the terms with the Lessor. On June 14, 2000, Purchaser acquired the Mobile Property for $14.5 million. Purchaser assumed the operating lease agreement, thereby becoming the Company's landlord, and agreed to amend certain of its terms and conditions. The basic rent was reduced to $375,000 per quarter through the period ending June 30, 2001 with adjustments thereafter. In addition, all financial covenants in the operating lease agreement were deleted. See "SPECIAL FACTORS--Related Party Transactions--Lease Agreement." In connection with this transaction, outstanding warrants that had been issued to the Lessor under the original lease agreement were retained by the Lessor, but the exercise price of the warrants was amended to $3.181 to reflect the average closing price of the Shares during the 10 business days prior to June 14, 2000.

    In the Spring of 2000, in light of the additional equity investment required for continued listing of the Company's Shares on the NYSE, the Company's current financial position, and the Company's need for additional working capital, Parent began to consider its alternatives with respect to the Company. Parent retained Weil, Gotshal & Manges LLP ("Weil Gotshal") as its legal counsel to help advise Parent and Purchaser as to potential alternatives with respect to the Company. Parent also retained KPMG Corporate Finance Kabushiki Kaisha ("KPMG") as its financial advisor to help review the financial position of the Company. After consultations with such advisors, Parent, with the assistance of its legal and financial advisors, undertook an internal review of the possibility of acquiring the remaining outstanding Shares in the Company that it did not own, or other capital raising transactions such as a private placement or rights offering.

    During the early Summer of 2000, Messrs. Lucente and Albert A. Butler, Chief Financial Officer of the Company, became aware that, rather than making an additional equity investment in the Company and supplying additional working capital to the Company, Parent might instead be considering taking the Company private by purchasing all of the Company's Shares not already directly or indirectly owned by Parent. In order to be prepared to respond effectively and quickly, and in order to ensure that the best interests of the Company's public stockholders would be advanced, in the event that Parent made a proposal to take the Company private, Messrs. Lucente and Butler decided to begin the process of determining the fair value of the Company's Shares.

    On July 5, 2000, Messrs. Lucente and Butler commenced a series of conversations with representatives of Robinson-Humphrey concerning the fair value of the Company's Shares if a going-private transaction were proposed by Parent. In the first half of July 2000, Messrs. Lucente and Butler also had conversations with a representative of Gibson, Dunn & Crutcher LLP concerning the legal ramifications of such a proposal and, in particular, the legal mechanisms that might be employed by the Company in order to ensure that any such going-private transaction would be at a price and on terms that were in the best interests of the Company's public stockholders.

    On July 19, 2000, representatives of Parent, including Masanori Hondo, Director of Parent, met with Mr. Lucente and Mr. Yamana in Osaka, Japan at which time Mr. Lucente and Mr. Yamana reported on the Company's performance results and provided an update of the strategic business plan of the Company. At that meeting, Parent indicated to Mr. Lucente that Parent was contemplating making a proposal to acquire the outstanding Shares of the Company not already owned by Parent and Purchaser. Representatives of Parent indicated that the Company should be prepared to review a proposal regarding a potential merger between Purchaser and the Company should Parent determine to proceed in that manner.

    On July 21, 2000, the Board met via teleconference. Mr. Lucente reported to the Board his discussions with Parent regarding the possibility of Parent making a proposal to acquire the outstanding shares of the Company not already owned by Parent and Purchaser. The Board then appointed the Special Committee to review and recommend an appropriate response to any tender offer proposed or made by Parent or Purchaser. The individuals appointed to the Special Committee were William R. Bowles, F. Rigdon Currie, Michael C. Dow and Robert J. Materna. None of the members of the Special Committee is employed by, or affiliated with, the Company (other than as a director or stockholder of the Company), Parent, Purchaser or any of their affiliates. Representatives from Robinson-Humphrey, who had been retained to advise the Special Committee, participated in the Board teleconference and expressed their view that the prevailing market value of the Company's Shares understated their fair value in a going-private transaction by Parent. Robinson-Humphrey was directed to conduct a detailed valuation analysis of the Company's Shares for consideration by the Special Committee and the Board. A representative of Gibson, Dunn & Crutcher LLP participated in the meeting and advised the Special Committee with respect to legal matters incident to the performance of its duties.

    In late July 2000, Parent provided KPMG with certain financial and other information related to the Company, including the Company's business plan. In early August 2000, KPMG gave a report to Parent, which analyzed the potential value of the Company based on its review of such information.

    On July 31 and August 1, 2000, representatives of Parent met in Menlo Park, California with representatives of Weil Gotshal to discuss the potential timing, process and documentation of a proposal by Parent to acquire the outstanding Shares and to merge the Purchaser into the Company.

    The Special Committee met via teleconference on August 1, 2000 and received a report from Mr. Lucente regarding recent communications he had received from Parent concerning the possible timing of a proposal from Parent.

    The Special Committee received a package of information from the Company on August 5, 2000 regarding Robinson-Humphrey's valuation analysis. On August 7, 2000, the Special Committee met via teleconference and received a preliminary report from Robinson-Humphrey concerning its valuation analysis utilizing standard analytical techniques. A representative of Gibson, Dunn & Crutcher LLP participated in the meeting.

    On August 28, 2000, the board of directors of Parent met in Osaka, Japan and approved Parent's making a proposal to the Company to acquire the outstanding Shares of the Company not already owned by Parent and Purchaser through a tender offer and subsequent merger between Purchaser and the Company. On August 29, 2000, the Special Committee met via teleconference and received a report from Mr. Lucente regarding recent communications with Parent and Parent's expectation of submitting a proposal within a few days. Based on Robinson-Humphrey's valuation analysis, and based on discussions involving members of the Special Committee, the Special Committee determined to reject any offer below the $6.25 per share paid in the Initial Offer.

    On August 31, 2000, Parent sent a letter (the "Proposal Letter") to the Board setting forth Parent's proposal to acquire all of the outstanding Shares for a price of $5.25 in cash pursuant to a tender offer followed by a merger of Purchaser with and into the Company (the "Proposal"). The Proposal Letter was accompanied by a draft merger agreement reflecting the terms and conditions upon which Parent and Purchaser were prepared to proceed. On the morning of September 1, 2000, Parent and Purchaser filed an amendment to their
Schedule 13D indicating that they had made the Proposal and including a copy of the Proposal Letter.

    In view of the determination of the Special Committee that any proposal of less than $6.25 per Share should be rejected, late on August 31, 2000, Gregory
R. Jones of Hand Arendall, LLC, counsel to the Company ("Hand Arendall"), sent a letter to Parent at the request of the Company indicating that the Company did "not find the terms of the [P]roposal acceptable."
Mr. Jones indicated that the Company had formed a special committee of independent directors to consider alternative terms and that the Special Committee's chairman, F. Rigdon Currie, would be prepared to meet with representatives of Parent the following week to discuss the Proposal. On September 1, 2000, in view of Parent's and Purchaser's public disclosure of the Proposal, the Company publicly announced that it had received the Proposal, that the Special Committee had been formed and that the Proposal had been rejected.

    On September 1, 2000, two putative class action lawsuits were filed in the Delaware Court of Chancery by purported stockholders of the Company against Parent, Purchaser, the Company and the Company's directors in connection with the Proposal. See "THE TENDER OFFER--Section 12. Certain Legal Matters; Required Regulatory Approvals."

    On September 6, 2000, Mr. Currie and representatives of Hand Arendall met in San Francisco with Masanori Hondo, Director of Parent, other representatives of Parent and a representative of Weil Gotshal to discuss the Proposal. Mr. Hondo indicated that Parent believed the $5.25 per Share offered in the Proposal was fair given the current financial position of the Company and its future prospects. He indicated that such price represented a 75% premium over recent trading prices and exceeded the recent historical trading range for the Shares other than during the period of the Initial Offer. Mr. Currie indicated that the Special Committee, based in part upon the advice of Robinson-Humphrey, believed that a higher price should be paid. After a lengthy discussion, Mr. Hondo indicated that Parent would consider increasing the price and that Parent might be prepared to offer a price of $5.75 per Share, if that price was acceptable to the Special Committee. At this point the meeting was adjourned so that Mr. Currie could conduct a telephonic meeting with the other members of the Special Committee and a representative of Robinson-Humphrey. Following a report from Mr. Currie on the recently-adjourned meeting and extensive discussion among members of the Special Committee and with a representative of Robinson-Humphrey, the Special Committee decided that it would not accept an offer of $5.75 per Share, but would be prepared to recommend in favor of acceptance of a $6.00 per Share cash price, if the other terms and conditions of the transaction were satisfactory and if Robinson-Humphrey were able to render its opinion that the $6.00 per Share cash price was fair to the Company's public stockholders (other than Parent and Purchaser) from a financial point of view. Following that Special Committee meeting, the meeting reconvened and Mr. Currie indicated that a price of $5.75 per Share was not acceptable to the Special Committee. Following further price negotiations, Mr. Currie ultimately indicated that the Special Committee might favorably consider a price of $6.00 per Share.
Mr. Hondo indicated that a price of $6.00 per Share might be acceptable to Parent but would have to be considered by Parent's board of directors. Both parties then instructed their legal advisors to begin negotiating the terms of the proposed merger agreement.

    Following the September 6 meeting and continuing through September 12, 2000, representatives of Weil Gotshal, Hand Arendall and Gibson Dunn & Crutcher LLP negotiated the terms of the proposed merger agreement.

    On September 12, 2000, the Special Committee convened via teleconference. Mr. Currie reported the final results of his negotiations with Parent's representatives, including an offer price of $6.00 per Share. Representatives of Hand Arendall, L.L.C. and Gibson, Dunn & Crutcher LLP discussed the terms of the proposed merger agreement. Representatives of Robinson-Humphrey reviewed with the Special Committee Robinson-Humphrey's detailed analysis and opined that $6.00 per Share in cash was fair to the public stockholders of the Company (other than Parent and Purchaser) from a financial point of view. The Special Committee then unanimously determined that the terms of each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interest of, the stockholders of the Company (other than Parent and Purchaser), and unanimously determined to recommend that the Board
(i) approve the Merger Agreement and the transactions contemplated thereby
(ii) determine that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interest of the stockholders of the

Company (other than Parent and Purchaser), (iii) recommend that the holders of shares accept the offer and tender their shares pursuant to the offer
(iv) recommend that the Company's stockholders adopt the Merger Agreement, if applicable, and (v) declare that the Merger Agreement is advisable.

    Later in the afternoon of September 12, 2000, the Board met via teleconference. All members of the Board participated with the exception of Mr. Takekida, who was unavailable at that time. Mr. Currie reported the Special Committee's determinations and recommendations regarding Parent's offer. Counsel to the Special Committee also discussed the terms of the Merger Agreement, and Robinson-Humphrey repeated its opinion that the $6.00 per Share cash price was fair to the public stockholders of the Company (other than Parent and Purchaser) from a financial point of view. By a unanimous vote of the Directors participating in the meeting, the Board then adopted the recommendations of the Special Committee noted above and (i) approved the Merger Agreement,
(ii) determined that each of the Offer and the Merger is fair to and in the best interests of the stockholders of the Company (other than Parent or Purchaser),
(iii) resolved to approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, (iv) recommended acceptance of the Offer and, if applicable, adoption of the Merger Agreement by the stockholders of the Company and (v) declared the Merger Agreement to be advisable.

    On the morning of September 13, 2000 (late in the evening of September 12, 2000 in the U.S.), the board of directors of Parent met in Osaka, Japan and approved the Merger Agreement and the Offer. Following such meeting, the Merger Agreement was executed. On September 13, 2000, Parent and the Company announced the Merger Agreement and the Offer. On October 3, 2000, Purchaser commenced the Offer pursuant to the terms of the Merger Agreement.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD; FAIRNESS OF THE OFFER AND THE MERGER

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD

    On September 12, 2000, the Special Committee unanimously determined that the terms of each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the stockholders of the Company (other than Parent and Purchaser), and unanimously determined to recommend that the Board (i) approve the Merger Agreement and the transactions contemplated thereby, (ii) determine that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the Company (other than Parent and Purchaser), (iii) recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommend that the Company's stockholders adopt the Merger Agreement, if applicable, and (v) declare that the Merger Agreement is advisable. At a meeting held on September 12, 2000, the Board, by the unanimous vote of all those present, determined to accept the Special Committee's recommendation and determined that the terms of each of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the Company (other than Parent and Purchaser), approved the Merger and the Merger Agreement and the transactions contemplated thereby, determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, adopt the Merger Agreement and declared the Merger Agreement advisable.

FAIRNESS OF THE OFFER AND THE MERGER

    THE SPECIAL COMMITTEE. In reaching the conclusions described above, the Special Committee considered a number of factors, including but not limited to the following:

        (i) the historical market prices of the Shares and recent trading activity of the Shares, including the fact that the $6.00 per Share price represents a premium of 100% over the closing sale price on the New York Stock Exchange (the "NYSE") on August 31, 2000, the last full trading day prior to the submission of Parent's initial proposal to the Company, a premium of 102% over the prior one-month average closing sale price on the NYSE and a premium of 95% over the prior three-month average closing sale price on the NYSE, see "SPECIAL FACTORS--Opinion of the Financial Advisor";

        (ii) the opinion of Robinson-Humphrey that, based upon and subject to the assumptions and limitations set forth therein, as of the date of the opinion, the $6.00 per Share cash consideration to be received by the Company's stockholders (other than Parent and Purchaser) in the Offer and Merger was fair from a financial point of view to such stockholders, see "SPECIAL FACTORS--Opinion of the Financial Advisor";

        (iii) the analysis of Robinson-Humphrey supporting its opinion on the fairness of the consideration to be received in the Offer and the Merger from a financial point of view that involved various valuation analyses of the Company, see "SPECIAL FACTORS--Opinion of the Financial Advisor";

        (iv) that the price and terms of the Offer were determined through active arm's-length negotiations between Parent and the Special Committee and its financial and legal advisors, which led to, among other things, a 14.3% increase in the original price offered by Parent;

        (v) based on its negotiations with Parent, in view of the Company's pressing need for additional capital, and based on all of the other information available to it, the Special Committee believed that $6.00 per Share represents the highest price that Parent is willing to pay and the highest price reasonably attainable for the Company's public stockholders;

        (vi) the Company's business, financial condition, results of operations, prospects, current business strategy, competitive position in its industry and general economic and stock market conditions;

        (vii) the high likelihood that the Offer and the Merger would be consummated, including that there are no unusual requirements or conditions to the Offer and the Merger and the fact that Parent has the financial resources to consummate the Offer and the Merger expeditiously;

        (viii) that the consideration to be paid in the Offer and the Merger to holders of Shares is all cash, eliminating any uncertainties in valuing the consideration to be received by the public holders and allowing stockholders to receive cash despite an illiquid market for the Shares;

        (ix) that the transaction has been structured to include a first-step cash tender offer for all of the outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $6.00 per Share in cash, and that any public stockholders who do not tender their Shares and who do not perfect their appraisal rights will receive the same cash price per Share in the subsequent Merger;

        (x) the possible conflicts of interest of certain directors and members of management of both the Company and Parent discussed below under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger"; and

        (xi) that stockholders who do not tender their Shares pursuant to the Offer will have the right in connection with the Merger to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required, see "SPECIAL FACTORS--Dissenters' Rights."

    THE BOARD. In reaching its determinations referred to above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Robinson-Humphrey that, based upon and subject to the assumptions and limitations stated therein, as of the date of the opinion, the $6.00 per Share to be received by the stockholders of the Company (other than Parent and Purchaser) in the Offer and the Merger was fair from a financial point of view to such holders; and (iii) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Parent.

    The members of the Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition, results of operations, prospects, current business strategy and competitive position of the Company, and based upon the advice of financial and legal advisors.

    The Board, including the members of the Special Committee, believes that the Offer and Merger are procedurally fair because, among other things: (i) the Special Committee consisted solely of directors who are neither employed by, nor affiliated with, the Company (other than as directors or stockholders of the Company), Parent, Purchaser or any of their affiliates, and who were appointed to represent the interests of stockholders (other than Parent and Purchaser);
(ii) the Special Committee was advised by legal counsel experienced in advising on similar transactions; (iii) the Special Committee was advised by Robinson-Humphrey, as its financial advisor, to render its opinion to the Board with respect to the fairness, from a financial point of view, to the Company's public stockholders (other than Parent and Purchaser) of the consideration to be paid in the Offer and the Merger; (iv) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (v) that the $6.00 per Share price resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other; and (vi) that the Special Committee is a mechanism well established under Delaware law in transactions of this type.

    The Board and the Special Committee recognized that the Offer is not conditioned on the tender of a majority of the Shares other than those owned by Parent and Purchaser and that the Merger is not structured to require the approval of holders of a majority of the Shares not owned by Parent and Purchaser, and that Purchaser currently has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

    The Special Committee and the Board also recognized that, while consummation of the Offer and the Merger will result in all stockholders (other than Parent and Purchaser) being entitled to receive $6.00 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Parent and Purchaser) to participate in the benefit of increases, if any, in the value of the Company's business following the Merger. Nevertheless, the Special Committee and the Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the $6.00 per Share price.

    As noted above, the Special Committee and the Board were of the view that the best measure of the Company's value would be based on the Company's continued operation as a going concern. Accordingly, the Special Committee and the Board believed that neither the book value nor the liquidation value of the Company's assets were meaningful measures of the fair value of the Shares.

    In view of the wide variety of factors considered in connection with their respective evaluations of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they each considered in reaching their determinations.

    The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

    BY THE UNANIMOUS VOTE OF ALL THOSE PRESENT, THE BOARD, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (A) APPROVED THE MERGER AGREEMENT, (B) DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT OR PURCHASER), (C) RESOLVED TO APPROVE THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT,
(D) RECOMMENDED ACCEPTANCE OF THE OFFER AND, IF APPLICABLE, ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY AND (E) DECLARED THE MERGER AGREEMENT TO BE ADVISABLE.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

GENERAL

    Robinson-Humphrey was retained by the Company to deliver its opinion as to the fairness, from a financial point of view, to the stockholders of the Company, other than Parent and Purchaser, of the consideration to be offered in the Merger Agreement. On September 12, 2000, at a telephonic meeting the Special Committee held to evaluate the consideration to be offered to stockholders (other than Parent and Purchaser), Robinson-Humphrey rendered a verbal opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be offered in the proposed transaction is fair, from a financial point of view, to the stockholders of the Company (other than Parent and Purchaser).

    THE FULL TEXT OF THE OPINION OF ROBINSON-HUMPHREY, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS CONTAINED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 FILED WITH THE COMMISSION IN CONNECTION WITH THE OFFER AND IS INCORPORATED HEREIN BY THIS REFERENCE. THE DESCRIPTION OF THE ROBINSON-HUMPHREY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ROBINSON-HUMPHREY OPINION. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

    THE OPINION OF ROBINSON-HUMPHREY IS DIRECTED TO THE SPECIAL COMMITTEE AND RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE OFFERED IN THE PROPOSED TRANSACTION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD ACT.

    Material and Information Considered with Respect to the Proposed Transaction

    In arriving at its opinion, Robinson-Humphrey among other things:

    1.  Reviewed the Merger Agreement;

    2. Reviewed certain publicly available information concerning the Company which it believed to be relevant to its analysis;

    3. Reviewed certain historical and projected financial and operating data concerning the Company furnished to it by the Company;

    4. Reviewed the historical market prices and trading activities for the stock of the Company from September 1, 1997 to September 12, 2000 and compared them with those of certain publicly traded companies which it deemed relevant;

    5. Compared the historical financial results and present financial condition of the Company to those of certain publicly traded companies which it deemed relevant;

    6. Reviewed the financial terms of the proposed transaction and compared them with the terms of certain other recent merger and acquisition transactions which it deemed relevant;

    7. Reviewed the financial terms of certain acquisitions and tender offers involving the purchase of a minority equity interest in publicly traded companies which it deemed relevant;

    8. Conducted discussions with members of the Company's management concerning its business, operations, assets, present condition and prospects; and

    9. Reviewed such other financial statistics and undertook such other analyses and investigations as it deemed appropriate.

    In rendering its opinion, Robinson-Humphrey assumed and relied upon the accuracy and completeness of the financial and other information used by Robinson-Humphrey in arriving at its opinion without independent verification. With respect to the financial forecasts of the Company, Robinson-Humphrey assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In arriving at its opinion, Robinson-Humphrey did not conduct a physical inspection of the properties and facilities of the Company. Robinson-Humphrey has not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Its opinion is necessarily based upon market, economic and other conditions as they existed on, and can be evaluated as of, September 13, 2000.

    In preparing its opinion, Robinson-Humphrey performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Robinson-Humphrey's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, Robinson-Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Robinson-Humphrey made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Company. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Robinson-Humphrey's opinion and analyses were only one of several factors considered by the Special Committee in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the consideration to be received by the Company's stockholders (other than Parent and Purchaser) in the proposed transaction. The following is a summary of the material financial and comparative analyses performed by Robinson-Humphrey in arriving at the Robinson-Humphrey opinion.

ANALYSIS OF COMPARABLE PUBLIC COMPANIES

    Robinson-Humphrey reviewed and compared selected publicly-available financial data, market information and trading multiples for the Company with other selected publicly-traded companies in the printer and U.S. copier industries that Robinson-Humphrey deemed comparable to the Company. This group of 13 publicly-traded companies included:

PRINTER COMPANIES
- Encad, Inc.                                  - Canon, Inc. (ADR)
- Printronix, Inc.                             - Hewlett-Packard Company
- Transact Technologies Incorporated           - Ricoh Company, Ltd. (ADR)
- Electronics for Imaging, Inc.                - Lexmark International Group, Inc.

U.S. COPIER COMPANIES
- Lanier Worldwide, Inc.                       - Global Imaging Systems, Inc.
- Ikon Office Solutions                        - Xerox Corporation
- Danka Business Systems

    For the selected public companies, Robinson-Humphrey compared, among other things, enterprise value (or market capitalization plus debt less cash and cash equivalents) as a multiple of latest twelve months ("LTM") revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), latest quarter annualized ("LQA") EBITDA, LTM EBITDA minus capital expenditures ("CAPEX")("Cash Flow"), LTM earnings before interest and taxes ("EBIT") as well as market value (or fully diluted shares outstanding times closing stock price) as a multiple of LTM net income (loss), estimated fiscal 2000 ("2000E") net income, estimated fiscal 2001 ("2001E") net income and LTM book value. All multiples were based on closing stock prices as of September 7, 2000. Historical results for the comparable companies were based on historical financial information available in public filings of the comparable companies. Revenue and earnings per share ("EPS") estimates were based on I/B/E/ S consensus estimates as of September 7, 2000. I/B/E/S is an information provider that publishes a compilation of estimates of projected financial performance for public companies produced by equity research analysts at leading investment banking firms. The following table sets forth the low, average and high multiples indicated by this analysis for the comparable companies as of September 7, 2000:

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Enterprise Value to:
LTM Revenues................................................    0.2x        0.8x       1.7x
  LTM EBITDA................................................    3.5         6.4       11.9
  LQA EBITDA................................................    3.5         6.4       11.9
  LTM EBITDA--CAPEX.........................................    6.3         9.5       16.1
  LTM EBIT..................................................    6.8        10.8       20.6

Market Value to:
  LTM Net Income............................................    3.0x        9.3x      15.1x
  2000E Net Income..........................................    5.3        10.2       16.1
  2001E Net Income..........................................    3.9         9.3       22.8
  LTM Book Value............................................    0.5         1.5        3.6

    Based upon the multiples derived from this analysis and the Company's historical and projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $1.05 and $10.13 per share, with a weighted average implied equity value of $4.61 per share. Additionally, Robinson-Humphrey calculated the present value of the net operating loss ("NOL") for the Company to be approximately $0.90 per share.

    Robinson-Humphrey noted that none of the companies used in the analysis of comparable public companies was identical to the Company and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies.

ANALYSIS OF COMPARABLE MERGER AND ACQUISITION TRANSACTIONS

ALL TRANSACTIONS

    Robinson-Humphrey reviewed and analyzed the consideration paid in 17 selected completed and pending merger and acquisition transactions involving printer and U.S. copier companies since January 1, 1996. The transactions reviewed were:

DATE ANNOUNCED                            TARGET NAME                                     ACQUIROR NAME
--------------          -----------------------------------------------  -----------------------------------------------
03/21/00                Comtec Information Systems Inc.                  Zebra Technologies Corp
09/22/99                Tektronix Inc-Color Printing                     Xerox Corp
07/14/99                Management Graphics Inc.                         Electronics for Imaging, Inc.
06/08/99                QMS Inc                                          Minolta Co., Ltd.
05/14/99                Kentek Information Systems Inc                   Investor Group
03/09/99                Powerhouse Technologies                          Anchor Gaming
01/07/99                Trident International                            Illinois Tool Works
12/17/98                Truevision                                       Pinnacle Systems
12/11/98                Technology 80                                    ACS Electronics
10/06/98                Raster Graphics                                  Gretag Imaging Group
07/10/98                Eltron International                             Zebra Technologies
04/22/98                AccelGraphics                                    Evans & Sutherland Computer
03/06/98                Proxima Corporation                              ASK AS
01/16/98                Checkmate Electronics                            International Verifact
07/15/97                DH Technology                                    Axiohm SA
01/22/97                Norand Corporation                               Western Atlas
06/11/96                Computer Identics                                Robotic Vision Systems

    For the selected transactions, Robinson-Humphrey compared, among other things, enterprise value as a multiple of LTM revenues, LTM EBITDA, LQA EBITDA, LTM EBITDA minus CAPEX, LTM EBIT as well as market value as a multiple of LTM net income and LTM book value. The following table sets forth the low, average and high multiples indicated by the selected mergers and acquisitions:

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Enterprise Value to:
  LTM Revenues..............................................    0.4x        1.2x       1.7x
  LTM EBITDA................................................    4.3         8.7       11.7
  LQA EBITDA................................................    4.3         8.7       11.7
  LTM EBITDA--CAPEX.........................................    5.2         9.9       13.5
  LTM EBIT..................................................    8.8        11.0       14.1

Market Value to:
  LTM Net Income............................................    8.1x       16.7x      25.4x
  LTM Book Value............................................    0.9         2.7        6.3

    Based upon the multiples derived from this analysis and the Company's historical and projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $3.58 and $18.26 per share with a weighted average implied equity value of $4.97 per share.

KEY PEER TRANSACTIONS

    Robinson-Humphrey reviewed and analyzed the consideration paid in four key peer completed merger and acquisition transactions involving printer companies since January 1, 1996. These particular transactions were considered to be the most comparable transactions for purposes of analysis due to their similarity to the business of the Company. The transactions reviewed were:

DATE ANNOUNCED                            TARGET NAME                                     ACQUIROR NAME
--------------          -----------------------------------------------  -----------------------------------------------
09/29/99                Tektronix Inc--Color Printing                    Xerox Corp
06/08/99                QMS Inc                                          Minolta Co., Ltd.
05/14/99                Kentek Information Systems Inc                   Investor Group
07/10/98                Eltron International                             Zebra Technologies

    For the selected transactions, Robinson-Humphrey compared, among other things, enterprise value as a multiple of LTM revenues, LTM EBITDA, LQA EBITDA, LTM EBITDA minus CAPEX, LTM EBIT as well as market value as a multiple of LTM net income, estimated one year forward net income and LTM book value. The following table sets forth the low, average and high multiples indicated by the selected mergers and acquisitions:

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Enterprise Value to:
  LTM Revenues..............................................     0.6x      1.06x      1.71x
  LTM EBITDA................................................     7.5        9.3       11.6
  LQA EBITDA................................................     7.5        9.3       11.6
  LTM EBITDA--CAPEX.........................................    11.8       11.8       11.8
  LTM EBIT..................................................    10.1       10.5       10.8

Market Value to:
  LTM Net Income............................................     8.1x      12.6x      17.1x
  Forward Net Income........................................     9.3       16.6       24.6
  LTM Book Value............................................     0.9        1.9        3.3

    Based upon the multiples derived from this analysis and the Company's historical and projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $2.75 and $15.16 per share, with a weighted average implied equity value of $5.30 per share.

    Robinson-Humphrey noted that none of the other companies utilized in the analysis of all selected transactions and key peers transactions is identical to the Company. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

DISCOUNTED CASH FLOW ANALYSIS

BASE CASE

    Robinson-Humphrey performed a discounted cash flow analysis of the Company based upon management's base case projections for 2000E through 2004E to estimate the implied equity value per share of the Company. Robinson-Humphrey calculated a range of implied equity values for the Company based on its free cash flow (earnings before interest and after taxes plus depreciation and amortization expense minus capital expenditures and increases in working capital) for the fiscal years ended March 31, 2001 through March 31, 2004, inclusive, using discount rates ranging from 22% to

27% and terminal value multiples of fiscal year 2004 EBITDA ranging from 6x to 10x. The analysis indicated the following implied per share equity valuations of the Company:

                                                       TERMINAL VALUE EBITDA MULTIPLES
DISCOUNT                                     ----------------------------------------------------
RATE                                            6X         7X         8X         9X        10X
--------                                     --------   --------   --------   --------   --------
22%.......................................    $6.82      $8.32      $9.83      $11.33     $12.83
23%.......................................     6.39       7.83       9.27       10.72      12.16
24%.......................................     5.97       7.36       8.75       10.13      11.52
25%.......................................     5.58       6.91       8.24        9.57      10.90
26%.......................................     5.20       6.48       7.76        9.04      10.32
27%.......................................     4.84       6.07       7.30        8.53       9.76

    Based upon the Company's projected results, Robinson-Humphrey calculated a range of implied equity value per share of the Company between $4.84 and $12.83 per share, with an average implied equity value of $8.51 per share.

DOWNSIDE CASE

    Robinson-Humphrey performed a discounted cash flow analysis of the Company based upon management's downside projections for 2000E through 2004E to estimate the implied equity value per share of the Company. Robinson-Humphrey calculated a range of implied equity values for the Company based on its free cash flow for the fiscal years ended March 31, 2001 through March 31, 2004, inclusive, using discount rates ranging from 18% to 23% and terminal value multiples of calendar year 2004 EBITDA ranging from 6.0x to 10.0x. The analysis indicated the following per share equity valuations of the Company:

                                                         TERMINAL VALUE EBITDA MULTIPLES
DISCOUNT                                       ----------------------------------------------------
RATE                                              6X         7X         8X         9X        10X
--------                                       --------   --------   --------   --------   --------
18%.........................................    $2.85      $4.08      $5.32      $6.55      $7.78
19%.........................................     2.52       3.71       4.89       6.07       7.25
20%.........................................     2.21       3.35       4.48       5.61       6.75
21%.........................................     1.92       3.00       4.09       5.18       6.27
22%.........................................     1.63       2.68       3.72       4.76       5.81
23%.........................................     1.36       2.37       3.37       4.37       5.37

    Based upon the Company's projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $1.36 and $7.78 per share with an average implied equity value of $4.30 per share.

ANALYSIS OF PREMIUMS PAID IN SELECTED MINORITY INVESTMENTS

    Robinson-Humphrey analyzed the transaction premiums paid in all minority investment transactions of publicly-traded companies, effected since January 1, 1997, based on the target company's stock price one day, one week and four weeks prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

                                                            PURCHASE PRICE PREMIUM
                                                          PRIOR TO ANNOUNCEMENT (1)
                                                        ------------------------------
                                                         1 DAY      1 WEEK    4 WEEKS
                                                        --------   --------   --------
Average...............................................    24.8%      24.7%      27.5%
Median................................................    16.1       14.6       18.5

------------------------

(1) Source: Securities Data Corporation as of September 9, 2000.

    Based upon the August 31, 2000 closing price of $3.00 per Share (the last full trading day prior to the public announcement of the Initial Proposal), Robinson-Humphrey calculated an average implied equity value per share for the Company of $3.74, $3.74 and $3.84 per share based upon one day, one week and four weeks premiums, respectively.

INFORMATION REGARDING THE COMPANY'S FINANCIAL ADVISOR

    Robinson-Humphrey was selected to render a fairness opinion because Robinson-Humphrey is a nationally-recognized investment banking firm with substantial experience in transactions similar to the proposed transaction and because it is familiar with the Company, its business and its industry. Robinson-Humphrey has from time to time rendered, and may in the future render, investment banking, financial advisory and other services to the Company for which it has received, or will receive, customary compensation. Robinson-Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

    Pursuant to a letter agreement, the Company has agreed to pay Robinson-Humphrey an opinion fee equal to $300,000 which was payable upon delivery of the opinion. The fees paid or payable to Robinson-Humphrey are not contingent upon the contents of the opinion delivered. In addition, the Company has agreed to reimburse Robinson-Humphrey for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify Robinson-Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, Robinson-Humphrey may actively trade in the securities of the Company for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

    Parent and Purchaser believe that the consideration to be received by the Company's stockholders (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to and in the best interests of the Company's stockholders (other than Parent and Purchaser). Parent and Purchaser base their belief on the following factors: (i) the conclusions and recommendations of the Special Committee that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders (other than Parent and Purchaser),
(ii) the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm's length, good faith negotiations between the Special Committee and Parent and their respective advisors,
(iii) the factors referred to above as having been taken into account by the Special Committee and the Board, including that the Special Committee received an opinion from Robinson-Humphrey that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the $6.00 per Share in cash to be received by the holders of Shares (other than Parent and Purchaser) in the Offer and the Merger was fair from a financial point of view to such stockholders, (iv) the historical and projected financial performance of the Company, (v) that the consideration to be paid in the Offer represents a premium of 100% over the closing sale price on the NYSE on the last full trading day prior to the submission of Parent's initial proposal to the Company, a premium of 102% over the prior one-month average closing sale price on the NYSE and a premium of 95% over the prior three-month average closing sale price on the NYSE, (vi) that, since the completion of the Initial Offer, the trading market for the Shares has been relatively illiquid and the Offer and the Merger provides the Company's stockholders with the opportunity to receive liquidity in the form of cash for their Shares at a significant premium to current and historical trading prices and (vii) that, if Parent and Purchaser did not propose and complete the Offer and the Merger, it is possible that the Shares could be delisted from the NYSE which could have a significant adverse effect on the liquidity and trading prices for the Shares.

    In view of the wide variety of factors considered in connection with their respective evaluations of the Offer and the Merger, neither Parent nor Purchaser found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they each considered in reaching their conclusions as to fairness. Parent and Purchaser each were of the view that the best measure of the Company's value would be based on the continued operation of the Company as a going concern. Therefore, Parent and Purchaser each believed that neither the book value nor the liquidation value of the Company's assets were meaningful measures of the fair value of the Shares, and no appraisal of liquidation value was sought for purposes of valuing the Shares.

    The foregoing discussion of the information and factors considered and given weight by Parent and Purchaser is not intended to be exhaustive but is believed to include all material factors considered by Parent and Purchaser.

    PARENT'S FINANCIAL ADVISOR. Although KPMG assisted Parent in valuing the Shares for the purposes of this transaction and reviewed the Company's projections and assumptions thereto, KPMG did not participate in any negotiations or discussions with the Company or the Special Committee and did not deliver a fairness opinion to Parent in connection with the Offer and the Merger.

    Parent did ask KPMG, in its role as financial advisor to Parent, to prepare a report for Parent's board of directors as to the fair market value and potential premiums that could be paid by Parent for the Shares. In its report, KPMG estimated that the fair market value of the Shares was in the range of $3.82 to $4.60 per Share. KPMG also analyzed comparable tender offer transactions to help assist Parent in determining an appropriate tender offer premium for the Shares.

    In connection with its report, KPMG reviewed the following documents provided by Parent:

    - The Stock Purchase Agreement;

    - The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    - The Company's Consolidated Balance Sheet;

    - The Company's Business Plan (FY2000-FY2003);

    - Outline of the Mobile Property lease transaction by Minolta Investments Company; and

    - Outline of the Loan Agreement from Parent to the Company.

    In preparing its report, KPMG relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Parent, or its representatives, or that KPMG otherwise reviewed. With respect to financial projections supplied to KPMG, KPMG relied on representations that the projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Parent and Company as to the future operating and financial performance of the Company. KPMG expressed no opinion with respect to these projections or the assumptions upon which they were based. KPMG did not assume responsibility for making any independent evaluation of the assets or liabilities, or for making any independent verification of the information KPMG reviewed.

    KPMG necessarily based its report on economic, market, financial and other conditions as they existed on, and on the information made available to KPMG as of, the date of its report. Although subsequent developments may affect the conclusions reached in its report, KPMG does not have any obligation to update or revise its report.

SUMMARY OF FINANCIAL ANALYSES PERFORMED BY KPMG

    The following is a summary of the financial analyses in KPMG's report.

    In determining the fair market value of the Shares, KPMG utilized two financial analyses: (1) Quoted Share Price Method and (2) Discounted Cash Flow Method. Other common valuation methodologies, including a comparable company analysis, were excluded by KPMG as inappropriate under the circumstances.

Quoted Share Price Analysis

    The range of fair market value was determined based on an analysis of the Company's historic trading price between June 1999 and June 30, 2000. KPMG determined that during that period, the public trading price range was $2.66 to $5.27 and the range of weighted average of daily public trading prices was $3.82 to $4.33.

Discounted Cash Flow Method

    Under the Discounted Cash Flow Method, the projected future cash flows of the Company were discounted to the present value by applying the appropriate discount rate. Projected future cash flow data was based on the business plan prepared by the Company and provided to KPMG by Parent. KPMG did not verify the Company's business plan. The growth rate of 0% to 1% into perpetuity was taken into account in determining future cash flows beyond the fiscal year 2003. Subsequently, projected cash flows were adjusted by depreciation expense, capital expenditures, amortization of goodwill, changes in working capital and interest expense. KPMG applied a discount rate of 12.6% based on KPMG's view of the Company's weighted average of cost of capital. KPMG also considered that the Company's net operating losses could be used to offset against future taxable income.

    Based on Discounted Cash Flow Analysis, the KPMG determined that the fair market value of the Shares was in the range of $4.10 to $4.60 per Share.

Tender Offer Bid Premium Analysis

    KPMG also analyzed publicly announced data for recent tender offers for companies that subsequently went private in order to assist Parent in determining an appropriate premium for the Offer. KPMG determined that the average tender offer premium for recent U.S. transactions with a comparable transaction size was approximately 38.3% in excess of the trading price on the day before announcement, 36.9% in excess of the trading price 5 days prior to announcement and 44.7% in excess of the trading price 30 days prior to announcement. Based on this analysis, KPMG determined that an appropriate tender offer bid premium for the Shares would be 40%.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PARENT FOR THE OFFER AND THE MERGER

    The purpose of the Offer and the Merger is for Parent to increase its ownership of the outstanding common stock of the Company from approximately 57.1% to 100%. Upon the consummation of the Merger, the Company will become a wholly-owned direct subsidiary of Parent, thereby simplifying Parent's holding company structure and furthering Parent's ability to combine the Company's operations with those of Parent.

    Parent believes that its ability to realize and take advantage of potential synergies between the operations of Parent and its subsidiaries and the Company have been hampered by the Company's current structure. Parent believes it would be better able to achieve the desired level of potential synergies through a closer exchange of technology and marketing cooperation if the Company were a wholly-owned subsidiary of Parent. As a wholly-owned subsidiary, the efforts of Parent and the Company could be jointly directed toward achieving these synergies without the conflicts of interest that might otherwise arise. Because of the Company's financial difficulties, Parent has had to provide significant financial assistance to the Company in the form of loans and the purchase of the Company's current headquarters and manufacturing facility in Mobile, Alabama. Given the size of the Company's business, Parent believes that any efforts to substantially improve the Company's financial performance would require the combined financial resources of both companies, which is more likely to be achieved if the Company is a wholly-owned subsidiary of Parent. In addition, Parent believes that if it does not complete the Merger, the Company may be delisted from the NYSE unless the Company obtains significant additional equity contributions. Parent does not believe that it would be in its best interest to make significant additional investments in the Company without acquiring the remaining equity interest.

    The acquisition of Shares not owned by Parent, Purchaser or their subsidiaries has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the public stockholders to Parent and provide those stockholders with cash for all of their Shares. Proceeding with the Offer and the Merger at this time would also afford the Company's stockholders an opportunity to dispose of their shares at a significant premium over market prices prior to the announcement of the Proposal.

    Parent noted that causing the Company to be privately held would reduce management's commitment of resources with respect to procedural and compliance requirements of a public company and would reduce costs associated with the Company's obligations and reporting requirements under the securities laws, including the costs of preparing, printing and mailing annual reports and proxy statements, the fees and expenses of a transfer agent and registrar, and the costs associated with the Company's investor relations activities. Parent also considered the recent public capital markets trends affecting companies with a limited public float.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE
OFFER

    Pursuant to the Merger Agreement, upon completion of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "SPECIAL FACTORS--The Merger Agreement." Except as otherwise described in this Offer to Purchase, Parent has no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any change in the management of the Company or any change in any material term of the employment contract of any executive officer; or
(iv) any other material change in the Company's corporate structure or business.

    Nevertheless, following consummation of the Offer, Parent intends to review the Company's printer related operations, including those of its subsidiaries, with a view to determining how to optimally realize any potential synergies when may exist between the operations of the Company and Parent.

    Following such review, Parent will consider what, if any, changes to the Company's and Parent's printer related operations, including those of their respective subsidiaries, would be desirable to realize any potential synergies identified by the review.

    Parent expects that the Company will play a major role in Parent's worldwide printer operations. Parent believes the Company will participate in the implementation of printer sales and marketing strategies, planning of product development and research and development of printer controllers.

    Parent also may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of the Company and Parent. Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

    As a result of the Offer, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Parent's direct interest in such items will increase to 100% and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value and the right to elect all members of the Board. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Company will become a privately held corporation and the Shares will no longer be quoted on the NYSE. In addition, the registration of the Shares under the Exchange Act is expected to be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. Accordingly, following the Merger there will be no publicly traded common stock of the Company outstanding. See "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares."

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    TREATMENT OF STOCK OPTIONS. The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding Company employee, director and officer stock option to purchase Shares issued pursuant to any of the Company's stock plans, whether vested or unvested, will be cancelled and, in consideration of such cancellation, each holder of an option to purchase Shares will receive an amount in cash equal to the excess, if any, of the Offer Price over the exercise price of such option. See "SPECIAL FACTORS--Beneficial Ownership of Common Stock" for information concerning options held by the Company's directors and executive officers.

    MANAGEMENT. The Merger Agreement provides that immediately after the Effective Time, the directors of the Surviving Corporation will be Hiroshi Fujii, Edward E. Lucente and Shoei Yamana. The officers of the Company at the Effective Time of the Merger will, from and after the Effective Time, be the initial officers of the Surviving Corporation.

    INDEMNIFICATION. Under the Merger Agreement, the directors and officers of the Company are entitled to certain rights of indemnification and to be insured by the Surviving Corporation or Parent with respect to certain matters from and after the completion of the Merger. See "SPECIAL FACTORS--The Merger Agreement--Indemnification."

    INTERLOCKING DIRECTORS AND OFFICERS. In considering the recommendation of the Board and the Special Committee with respect to the Offer and the Merger, stockholders should be aware that certain officers and directors of Parent and the Company have interests in the Offer and the Merger which may present them with certain potential conflicts of interest. In particular, of the 11 directors of the Company, three currently are also directors or executive officers of Parent and two others are or were affiliated with Parent. However, the Special Committee was comprised of four independent outside directors of the Company.

    OWNERSHIP INTEREST OF PARENT. Stockholders also should be aware that, as a result of Parent's current ownership of approximately 57.1% of the issued and outstanding Shares and its nominees who serve on the Company's Board, Parent controls the Company.

    FINANCIAL AND LEGAL ADVISORS. Robinson-Humphrey has provided financial advisory services to the Company in the past, prior to any investment by Parent. Similarly, Hand Arendall, L.L.C., has provided legal services to the Company in the past, including during the most recent 14 months. Nonetheless, both Robinson-Humphrey and Hand Arendall represented the Company, as against Parent and Purchaser, in the transactions pursuant to which Purchaser became the majority stockholder of the Company. In addition, Parent and Purchaser have consistently used their own financial and legal advisors in all their dealings with the Company. Gibson, Dunn & Crutcher LLP has represented the

Company only in connection with the transactions pursuant to which Purchaser became the majority stockholder of the Company and has rendered infrequent advice to Mr. Lucente during the most recent 14 months in connection with the means by which Mr. Lucente and the Board might best advance the interests of the Company and its public stockholders.

    FEES AND OTHER RIGHTS OF THE SPECIAL COMMITTEE. Each member of the Special Committee will be entitled to payment by the Company of a fee of $1,000 plus $375 for each Special Committee meeting attended by teleconference or $750 if attended in person. In addition, the Chairman of the Special Committee will be entitled to receive a $20,000 fee. Through the date of this Offer to Purchase, the members of the Special Committee, in the aggregate, have become entitled to receive a total of $31,875 payable in cash. In addition, the Company has agreed to reimburse each member for all out-of-pocket expenses incurred in connection with his or her service on the Special Committee. In the event that additional services of the members are required, the Company has agreed to consider paying the members additional fees as compensation for such additional services. Payment of such fees and expenses is in no way contingent on the recommendation made by the Special Committee or the consummation of the Offer or the Merger.

    Each member of the Board (including each member of the Special Committee) is entitled to certain rights of indemnification and to be insured by the Company with respect to certain matters in connection with the Offer, the Merger and any related transactions.

    The Special Committee and the Company Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger."

THE MERGER AGREEMENT

    THE FOLLOWING IS A SUMMARY OF MATERIAL PROVISIONS OF THE MERGER AGREEMENT. THE SUMMARY IS NOT A COMPLETE DESCRIPTION AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH HAS BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO PURCHASER'S TENDER OFFER STATEMENT ON SCHEDULE TO. CAPITALIZED TERMS NOT OTHERWISE DEFINED IN THE FOLLOWING SHALL HAVE THE MEANINGS SET FORTH IN THE MERGER AGREEMENT.

    THE OFFER. Pursuant to the Merger Agreement, Purchaser is obligated to commence the Offer as promptly as practicable after the date of the Merger Agreement. On the terms and subject to the prior satisfaction or waiver of the conditions of the Offer and the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions specified in "THE TENDER
OFFER--Section 11. Certain Conditions to the Offer." Purchaser expressly reserves the right to modify the terms of the Offer, except that, without the Company's prior written consent, Purchaser shall not (i) reduce the Offer Price per Share or change the form of consideration to be paid pursuant to the Offer,
(ii) decrease the number of Shares sought or (iii) otherwise amend the Offer in any manner materially adverse to the holders of Shares or impose additional conditions to the Offer.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company in accordance with the applicable provisions of the DGCL.

    Following the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares,

        (i) each issued and outstanding share of common stock, par value $.01 per share, of Purchaser will be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation;

        (ii) all Shares that are owned by the Company or any subsidiary of the Company and any Shares owned by Parent, Purchaser or any subsidiary of Parent or Purchaser will be cancelled and retired and will cease to exist, and no consideration will be delivered or deliverable in exchange therefor; and

        (iii) each issued and outstanding Share (other than Shares owned by the Company or any subsidiary of the Company and any Shares owned by Parent, Purchaser or any subsidiary of Parent or Purchaser and Dissenting Shares) will be converted into the right to receive the Offer Price in cash without interest. All such Shares, when so converted, will be cancelled and retired and will cease to exist, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except to receive the Offer Price upon surrender of such certificate, without interest.

    STOCK OPTIONS; WARRANTS. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each then outstanding option to purchase any shares of capital stock of the Company (a "Company Stock Option"), whether or not then exercisable, will be cancelled by the Company and, in consideration of such cancellation, the Company (or, at Parent's option, Purchaser) will pay to such holders of Company Stock Options an amount equal to the excess, if any, of the Offer Price over the exercise price of such Company Stock Option multiplied by the number of Shares previously subject to the Company Stock Option immediately prior to its cancellation. The Company will take all actions necessary and appropriate so that all stock options or other equity based plans maintained with respect to the Shares will terminate as of the Effective Time. In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time, the Warrant (the "Warrant") to purchase 100,000 Shares, exercisable until
December 31, 2001, at an exercise price of $3.181, issued to INK (AL) QRS:
12-21, Inc., will be cancelled by the Company and, in consideration of such cancellation, the Company will pay to the holder of the Warrant an amount equal to the excess, if any, of the Offer Price over the exercise price of the Warrant multiplied by the number of Shares previously subject to such Warrant immediately prior to its cancellation.

    APPRAISAL RIGHTS. Pursuant to the Merger Agreement, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger and who comply with the relevant provisions of Section 262 of the DGCL will not be converted into or be exchangeable for the right to receive the Offer Price. See "SPECIAL FACTORS--Dissenter's Rights."

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the Company including, among others, representations as to due organization, existence, and good standing to do business, capital structure, corporate authority to execute the Merger Agreement, accuracy of the Company's public filings, including financial statements, absence of undisclosed liabilities, absence of any material adverse change in the Company's business, no violation of the Company's charter, by-laws, material contracts or of applicable law resulting from the Offer and the Merger, and the accuracy of information included in certain materials in connection with the Offer and the Merger.

    The Merger Agreement contains various customary representations and warranties of Parent and Purchaser, including, among others, representations as to due organization, existence, and good standing to do business, corporate authority to execute the Merger Agreement, no violation of Parent's or Purchaser's charter, by-laws, material contracts or of applicable law resulting from the Offer and the Merger, and the accuracy of information included in certain materials in connection with the Offer and the Merger.

    INTERIM OPERATIONS. The Merger Agreement provides that except for matters expressly permitted by the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relationships and goodwill with customers, suppliers and others having business dealings with it. In addition, except for matters expressly contemplated by the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries, without prior written consent of Parent, to:

        (i) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, or amend, modify or terminate the Rights Agreement; or

        (ii) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents except for the issuance or sale of Shares pursuant to the outstanding Company Stock Options or the issuance or sale of Shares pursuant to the outstanding Warrant; or

        (iii) (A) split, combine or reclassify any of its capital stock,
    (B) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (C) make any other actual, constructive or deemed distributions in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or (D) redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries (including redeeming any Rights); or

        (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries; or

        (v) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure of any subsidiary of the Company; or

        (vi) (A) incur any indebtedness for borrowed money or issue or sell any debt securities, (B) assume, guarantee, endorse or otherwise become liable or responsible for any indebtedness of another person, except for borrowings incurred in the ordinary course of business consistent with past practice,
    (C) make any loans, advances or capital contributions to, or investments in, any other person, other than (i) to wholly-owned subsidiaries of the Company and (ii) customary loans or advances to employees in the ordinary course of business consistent with past practice, (D) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries, or
    (E) mortgage or pledge any of its material assets; or

        (vii) acquire, sell, lease or dispose of any assets or enter into any commitment or transaction outside the ordinary course of business or grant any exclusive distribution rights; or

        (viii) except as required by change in law or in GAAP change any of the accounting practices used by it; or

        (ix) revalue in any material respect any of its assets; or

        (x) (A) acquire by merging or consolidating with, or by acquisition of equity interest or assets of, any business organization or division thereof or any interest therein or (B) enter into any contract or agreement, other than in the ordinary course of business or (C) authorize any capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $300,000; or

        (xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice or waive the benefits of or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; or

        (xii) settle any pending or threatened suit, action or claim relating to the transaction contemplated in the Merger Agreement; or

        (xiii) enter into any agreement that limits or otherwise restricts the Company or any of its subsidiaries or could limit or restrict the Surviving Corporation after the Effective Time from engaging or competing in any line of business or in any geographic area; or

        (xiv) authorize any of, or commit or agree to take any of, the foregoing actions.

    STOCKHOLDER MEETING; PREPARATION OF PROXY STATEMENT. The Company has agreed in the Merger Agreement that, if the adoption of the Merger Agreement by the Company's stockholders is required by applicable law in order to consummate the Merger, the Company will (i) as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer duly call a special meeting of its stockholders for the purpose of considering and taking action upon the approval of the Merger and the approval and adoption of Merger Agreement and (ii) prepare and file with the Commission a preliminary proxy statement and after consultation with Parent respond promptly to any comments of the Commission with respect thereto.

    Pursuant to the Merger Agreement, Parent shall vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval and adoption of Merger Agreement.

    The Merger Agreement provides that in the event that Parent, Purchaser and any other Subsidiaries of Parent acquire in the aggregate a number of the outstanding shares of each class of capital stock of the Company sufficient to enable Purchaser or the Company to cause the Merger to become effective without a meeting of stockholders, the parties shall at the request of the Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    ACQUISITION PROPOSALS. Pursuant to the Merger Agreement, the Company agreed not to solicit, initiate or encourage, directly or indirectly, the submission of any Acquisition Proposal (as defined below) or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company agreed not to permit any of its subsidiaries nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor of, the Company or any of its subsidiaries to take similar actions. The Merger Agreement further provides that neither the Board nor the Special Committee will withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, unless it is determined, based upon the advice of independent legal counsel, that such action is necessary for the Board or the Special Committee to comply with its fiduciary duties to the Company's stockholders under applicable Law. "Acquisition Proposal" means an offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the

Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20 percent or more of the outstanding Shares or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    INDEMNIFICATION. Pursuant to the Merger Agreement following the Effective Time, to the fullest extent permitted by applicable law, Parent has agreed to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors or employees of the parties to the Merger Agreement and their subsidiaries against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys' fees and expenses), and amounts paid in settlement, to the extent based on or arising out of the fact that such person is or was a director, officer or employee of such party or a subsidiary of such party or based on, arising out of or pertaining to the transactions contemplated by Merger Agreement.

    The Surviving Corporation has agreed to cause to be maintained in effect for a period of six years from and after the Effective Time, the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time. Notwithstanding the foregoing, the Surviving Corporation will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of such 150% amount, the Surviving Corporation will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to such 150% amount.

    Parent has agreed that, in the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers or conveys all or any substantial portion of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of such party assume the indemnification obligations of such party as contemplated by the Merger Agreement.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

    (a) if required by applicable law, the Merger Agreement shall have been adopted by the requisite vote of the Company's stockholders;

    (b) there shall not be in effect any Law of any Governmental Entity of competent jurisdiction restraining or preventing the consummation of the Merger or the other transactions contemplated by the Merger Agreement or permitting such consummation only subject to any condition or restriction that has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and no Governmental Entity shall have instituted any proceeding which continues to be pending seeking any such Law;

    (c) Purchaser or its affiliates shall have purchased the Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the approval of the Company's stockholders:

    (a) by the mutual written consent of Parent and the Company;

    (b) by either Parent or the Company if a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transaction on the terms contemplated by Merger Agreement or any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or

    (c) by either Parent or the Company if the Offer is not consummated on or before ninetieth (90) day following the commencement of the Offer or the Effective Time shall not have occurred on or before the two hundred and tenth
(210) day following the commencement of the Offer, unless the failure to consummate the Offer is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; or

    (d) by the Company

        (i) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Purchaser purchasing any Shares thereunder; provided that the Company may not terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

        (ii) if there shall be a material breach by Parent or Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement; or

    (e) by Parent or Purchaser

        (i) if prior to the purchase of shares pursuant to the Offer (A) the Board or Special Committee shall have withdrawn or modified, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended or approved an Acquisition Proposal or (B) there shall have been a material breach of the covenant regarding Acquisition Proposals described above; or

        (ii) if Parent or Purchaser terminates the offer without purchasing any Shares; provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

        (iii) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

    In the event of such termination, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or the Company, except (i) that if Parent or Purchaser terminates the Merger Agreement for the reasons set forth in Paragraph (e)(i) under "Termination" above, the Company must pay Parent a fee of $500,000 plus expenses of no more than $250,000, and (ii) to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the Merger Agreement.

    AMENDMENTS. The Merger Agreement may be amended by the parties at any time before or after the approval of the Merger by the requisite vote of the Company's stockholders, if applicable; provided, however, that after any such approval, no amendment may be made which requires the approval of such stockholders under applicable law without such approval. Any amendment to the Merger Agreement must be made in writing.

    EXTENSION; WAIVER. Pursuant to the Merger Agreement at any time prior to the Effective Time, the parties to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

DISSENTERS' RIGHTS

    Under Section 262 of the DGCL, any holder of Shares at the Effective Time (a "Remaining Stockholder") who does not wish to accept the Merger Consideration pursuant to the Merger will have the right to seek an appraisal and be paid the "fair value" of its Shares as of the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of such Section 262 of the DGCL.

    The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex A hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

    APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH BELOW IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

    STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

    Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company
(x) before the taking of the vote on the adoption of the Merger Agreement, if the Merger is not being effected as a Short-Form Merger but rather is being consummated following a vote thereon at a meeting of the Company's stockholders (a "long-form merger"), and in such case such Remaining Stockholder must not vote in favor of adoption of the Merger Agreement, or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby), if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a long-form merger, a written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or voting against adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL.

    In the case of a long-form merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL. In the case of both a Short-Form Merger and a long-form merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

    A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a long-form merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

    Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Corporate Secretary, Minolta-QMS, Inc., Law Department, One Magnum Pass, Mobile, Alabama 36618. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares.

    In the case of a long-form merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have demanded appraisal and complied with Section 262 of the DGCL and have not voted for adoption of the Merger Agreement. In the case of a long-form merger, Remaining Stockholders electing to exercise their appraisal rights under
Section 262 must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

    Regardless of whether the Merger is effected as a long-form merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has demanded appraisal and complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In WEINBERGER V. UOP, INC., ET AL., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and the "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation." The Delaware Supreme Court has construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

    Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

    The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

    Any Remaining Stockholder who has duly demanded appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

    At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition, and Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

    Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth certain information as of September 22, 2000, regarding the amount of Common Stock beneficially owned by each of the executive officers whose names appear in the "Summary Compensation Table" included in the Company's Definitive Proxy Statement filed with the Commission on March 30, 2000, each director of the Company, all directors and officers of the Company as a group, and each person known to the Company to own beneficially more than five percent of the outstanding Shares. All Shares shown reflect sole voting and investment power except as otherwise noted.

    According to rules adopted by the Commission, a person is the "beneficial owner" of securities if that person has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right of conversion of a security, or otherwise. The Company only has shares of Common Stock outstanding.

                                                 NUMBER OF SHARES AND NATURE OF
                                           BENEFICIAL OWNERSHIP AT SEPTEMBER 22, 2000
                                         ----------------------------------------------
                                               VOTING OR
                                            INVESTMENT POWER
                                         ----------------------     OPTIONS EXERCISABLE
NAME OR GROUP                             SOLE(1)      SHARED         WITHIN 60 DAYS      PERCENT OF CLASS(2)
-------------                            ----------   ---------     -------------------   -------------------
Minolta Investments Company(3).........  7,570,000          0                   0                57.1%
Edward E. Lucente......................    130,617     10,000(4)          482,000                 4.5%
Albert A. Butler.......................          0      9,232(5)           81,000                   *
Shoei Yamana...........................          0          0                   0                   0
Marino J. Niccolai.....................      7,762          0              67,500                   *
C. Richard Bowles......................      2,083          0                   0                   *
Thomas L. McGoogan.....................      5,062          0              23,490                   *
F. Rigdon Currie.......................      8,363          0              12,500                   *
Michael C. Dow.........................          0     53,112(5)           47,432                   *
Hiroshi Fujii..........................          0          0                   0                   0
Allen A. Hans..........................          0          0                   0                   0
Ryusho Kutani..........................          0          0                   0                   0
Yoshisuke Takekida.....................          0          0                   0                   0
William R. Bowles......................          0      1,470(5)                0                   *
Robert J. Materna......................        400          0                   0                   0
All current directors and executive
  officers as a group (15 persons).....    154,287     73,814             726,422                 6.8%

------------------------

* Indicates beneficial ownership of less than 1.0%

(1) Includes shares held in the Company's 401(k) plan as follows: Mr. Butler, 6,567; Mr. Niccolai, 3,648 Mr. Richard Bowles, 907; Mr. McGoogan, 2,920; and all directors and executive officers as a group, 14,042. It also includes shares held in the Company's Employee Stock Purchase Plan as follows:
    Mr. Lucente, 7,231 and all current directors and executive officers as a group, 7,231.

(2) For each person named and the group identified in the table, "Percent of Class" has been calculated assuming the exercise of all options exercisable by that person or group within 60 days after September 22, 2000.

(3) Minolta Investment Company's address is c/o Minolta Corporation, 101 Williams Drive, Ramsey, New Jersey, 07446.

(4) All such shares are held by Mr. Lucente's spouse and he disclaims beneficial ownership.

(5) Voting and investment power is shared with spouse with respect to the indicated shares.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

    To the Company's, Parent's and Purchaser's knowledge, no transactions in the Shares, except as set forth on Schedule II, have been effected during the past 60 days by the Company or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary, or by Parent or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary, or by Purchaser or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary. Except as set forth in this Offer to Purchase, no transactions in the Shares have been effected by Parent or Purchaser during the past two years.

    Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its affiliates, directors or executive officers or any person controlling the Company is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since the second full fiscal year preceding the date of this Offer to Purchase, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, has been entered into or has occurred between any affiliates of the Company, Parent or Purchaser or between the Company or any of its affiliates and any unaffiliated person. Except as described in this Offer to Purchase, since the third full fiscal year preceding the date of this Offer to Purchase, the Company has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933 or (ii) exempt from registration under the Securities Act of 1933 pursuant to Regulation A thereunder.

    To the best of the Company's knowledge, after reasonable inquiry, all of the directors or executive officers of the Company, other than those individuals, if any, for whom the tender of Shares could cause them to incur liability under the provisions of Section 16(b) of the Exchange Act, and other than those individuals who intend to make charitable contributions of Shares, intend to tender pursuant to the Offer or sell Shares held by them.

RELATED PARTY TRANSACTIONS

    Parent and the Company entered into various agreements, including, among others, supply agreements, a development agreement, a license agreement, the Loan Agreement and a lease agreement, the general terms of which are summarized below.

    SUPPLY AGREEMENTS

    Parent and the Company have executed supply agreements, pursuant to which Parent has agreed to supply the Company and the Company's subsidiaries with customized printer products, including laser beam printer engines, imaging controllers and printer accessories. Pursuant to these agreements, Parent and the Company engaged in transactions valued at approximately Japanese
Y1,279 million in fiscal year 1997 ($10.42 million using the average exchange rate for the period of $1.00 to Y122.78), Y2,479 million in fiscal year 1998 ($19.36 million using the average exchange rate for the period of $1.00 to Y128.02) and Y3,157 million in fiscal year 1999 ($28.29 million using the average exchange rate for the period of $1.00 to Y111.6).

    DEVELOPMENT AGREEMENT

    Parent and the Company have entered into development agreements, pursuant to which the Company agreed to develop printer controller related technologies for Parent's laser beam imaging products. Pursuant to these agreements, Parent paid $575,000 during the period from April 1999 to September 1999 as non-recurring engineering fees, and the Company developed certain printer controller related technologies.

    LICENSE AGREEMENTS

    Parent and the Company have entered into a license agreement, pursuant to which Parent granted a license to the Company to use certain of Parent's network utility software for use with printers in exchange for a one time license fee of $37,800 paid by the Company.

    Parent and the Company also have entered into a memorandum of understanding for the use by the Company of the "Minolta" name. The Company does not pay any fees in connection with the grant of such license.

    LOAN AGREEMENT

    Parent has entered into a Loan Agreement (the "Loan Agreement"), dated as of June 7, 1999 and amended and restated as of November 10, 1999, with the Company, principally to fund the acquisition by the Company of the Foreign Subsidiaries and to fund certain working capital needs.

    The Loan Agreement initially provided for a one-time advance of $12.8 million in the aggregate (the "Initial Advance"), the proceeds of which were to be used solely to fund a portion of the cash purchase price for the acquisition of the Foreign Subsidiaries and to refinance the Company's then existing credit facility. On November 10, 1999, December 22, 1999 and
February 4, 2000, Parent made additional advances under the Loan Agreement in the amount of $15 million (the "First Additional Loan"), $5 million (the "Second Additional Loan") and $10 million (the "Third Additional Loan" and, together with the First Additional Loan and the Second Additional Loan, the "Additional Loans" and, together with the Initial Advance, the "Advances"), respectively.

    The Initial Advance is scheduled to be repaid in thirty-five equal installments of $355,500 due on the tenth day of each calendar month starting on July 10, 2000 and ending on May 10, 2003 with the balance due on June 10, 2003. Each Additional Loan is scheduled to be repaid in thirty five equal installments of (a) in the case of the First Additional Loan, $416,600, (b) in the case of the Second Additional Loan, $138,900 and (c) in the case of the Third Additional Loan, $277,800, in each case due on the tenth day of each calendar month starting on the full calendar month succeeding the first anniversary of the funding of such Additional Loan, with the balance due on the tenth day of the calendar month occurring thirty-five months thereafter. In addition, on June 30, 2000, Parent agreed to amend the terms of the Loan Agreement to defer the above-mentioned repayment schedule on each of the Advances for one year. Amounts repaid may not be reborrowed.

    The Advances bear interest at a rate per annum equal to LIBOR plus 2.5%. Interest is due on the tenth (10th) of each calendar month, upon prepayment or acceleration and at maturity. The rate of interest upon default is equal to LIBOR plus 4.5%. All computations are made on the basis of a 360-day year. The Loan Agreement contains additional customary provisions in case of illegality or where the interest rate is found to be unascertainable, inadequate or unfair, in which case the loans will bear interest at the U.S. prime rate, as published in the Wall Street Journal.

    Optional prepayments of the Advance in whole or in part are allowed at the end of each month with prior notice and for a minimum amount of $100,000. The Advance must be repaid in full upon a change of control of the Company. Change of control is defined to include (i) any third-party purchase of a 25% interest in the Company, (ii) changes in the board of directors of the Company other than the election of directors by Parent or the incumbent board and
(iii) stockholders' approval of a reorganization, merger or consolidation where it is not true that substantially all of the previous stockholders of the Company own more than 50% of the resulting company.

    The Loan Agreement is secured solely by a pledge of all of the outstanding capital stock of each of the Foreign Subsidiaries.

    In the Loan Agreement and upon the making of each Additional Loan, the Company has made customary representations and warranties to Parent with respect to, among other things, corporate organization, ownership and capitalization of subsidiaries, authority to own assets and transact business, authority to enter into and enforceability of the Loan Agreement and related loan documents, required consents, existing liens, solvency and adequate capitalization, truth of the representations and warranties in the Loan Agreement and absence of conflicts between the Loan Agreement and the related loan documents, on the one hand, and the certificate of incorporation and by-laws of the

Company, applicable laws or orders and material credit or other agreements or instruments to which the Company or its assets may be subject, on the other hand.

    The Company has entered into customary affirmative covenants with Parent with respect to, among other things, maintenance of the corporate existence of the Company and preservation of its rights, compliance with all laws, orders and credit and other agreements, filing and payment of all taxes, maintenance of proper books and records, giving further assurances, authorizing Parent to inspect the Company's facilities, as well as monthly, quarterly, yearly and other reporting requirements. The Company has also entered into customary negative covenants with Parent prohibiting, among other things, incurring certain new liens, merging and disposing of substantially all of its assets, encumbering or disposing of the collateral, incurring additional debt, making distributions to its stockholders, issuing new voting securities, defaulting in the performance of any material obligation, engaging in any affiliate transactions other than on an arm's length basis, amending its corporate organizational documents, changing its accounting practices, becoming an affiliate of any person other than the lender and entering into an agreement that would prohibit performance of any of these covenants or the granting of a first-priority security interest in the collateral.

    Events of default under the Loan Agreement include, without limitation, failure to pay either principal or interest when due (with a five-day grace period), breach of a representation or warranty, failure to pay when due any obligation in excess of $1 million, bankruptcy or insolvency of the Company, being subject to a judgment or order for the payment of money in excess of $0.5 million for which enforcement proceedings are being commenced or which has not been appealed or stayed for ten days, any event of default under the Credit Agreement, dated as of August 19, 1999, between the Company and Harris Trust and Savings Bank ("HARRIS BANK") that has occurred and has continued for longer than 30 days after Harris Bank gained knowledge thereof and that has not been waived by Harris Bank (or if Harris Bank has otherwise indicated in writing that it does not expect to deliver such a waiver within such 30 days) and the failure of the Loan Agreement or other loan documents to remain enforceable.

    The Loan Agreement provides that the Company will indemnify Parent and its affiliates (including, without limitation, directors and stockholders), employees and attorneys against any liabilities or other losses relating to or arising out of the Loan Agreement, the related loan documents, any transaction (actual or proposed) thereunder or any action or omission taken thereunder except for those liabilities and losses resulting from the adjudicated gross negligence or willful misconduct of the indemnitee. The Company must pay all costs of Parent in relation to the negotiation, execution or enforcement of the Loan Agreement. The indemnification provision will survive the repayment of the Advance. Finally, Parent has been granted a right of set-off against any indebtedness owing to the Company in case of an event of default.

    LEASE AGREEMENT

    The Company entered into a Lease Agreement with INK (AL) QRS 12-21, INC. (the "Lessor"), dated as of February 18, 1997 (as amended to date, the "Lease"), as part of a sale-leaseback financing transaction. On June 13, 2000, Purchaser acquired from the Landlord the property subject to the Lease (the "Mobile Property"), which is the Company's Mobile, Alabama headquarters and manufacturing facility, and succeeded to Landlord's interest in and to the Lease. Immediately after Purchaser's acquisition of the Mobile Property, Purchaser and the Company amended the Lease to, among other things, reduce the rent payable thereunder and to eliminate the financial covenants originally contained in the Lease.

    The Company has posted a security deposit of $1,800,000, which is being held by the Purchaser in an escrow account. The Lease provides for annual base rent of $1,500,000 per year payable in quarterly installments of $375,000. Rent may be adjusted annually on each July 1st based on changes in the

LIBOR. The Company is required to pay all expenses associated with the Mobile Property, including taxes, insurance and maintenance expenses.

    The initial term of the Lease is 15 years expiring in 2012, and the Company has the option to renew the Lease for a total maximum term, including renewal options, of 45 years expiring in 2042.

    The Company may only assign the Lease to an assignee that has a publicly traded unsecured senior debt rating of "BBB" or better from Moody's Investor Services, Inc. or a rating of "Baa2" or better from Standard & Poor's Corporation, or that meets certain other specified criteria relating to such assignee's financial strength. The Company has the right to sublease without Lessor's consent up to twenty-five percent (25%) of the net leasable space in the Mobile Property. The Lease prohibits the Company from mortgaging its leasehold interest under the Lease.

    The Lease contains a right of first refusal in favor of the Company which gives the Company the right to purchase the Mobile Property if not in default under the Lease and the Lessor enters into a contract for the sale of the Mobile Property.

    Upon consummation of the Merger, the Surviving Corporation will be both the tenant and the landlord under the Lease, and, assuming compliance with the applicable provisions of the Lease, the interest of Lessor and the Company will merge, and the Lease will terminate.

                                THE TENDER OFFER

    1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date (as hereinafter defined). The term "Expiration Date" means 12:00 midnight, New York City time, on October 31, 2000, unless and until Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by Purchaser, shall expire (provided, however, that without the consent of the Company, the Expiration Date shall not be extended beyond December 1, 2000).

    Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended.

    The Merger Agreement provides that, without the consent of the Company, Purchaser will not (i) reduce the Offer Price or change the form of consideration to be paid pursuant to the Offer, (ii) add to the conditions to the Offer set forth in "THE TENDER OFFER--Section 11. Certain conditions to the Offer" or modify such conditions in any manner adverse to the holders of Shares or (iii) otherwise amend the Offer in any manner materially adverse to the holders of Shares.

    Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer if, at the scheduled Expiration Date, any of the conditions to the Offer specified in the section "THE TENDER OFFER--Section 11. Certain Conditions to the Offer" are not satisfied, until such time as such conditions have been satisfied or waived; (ii) extend the Offer for a period of not more than 20 business days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% (including Shares owned by Parent or Purchaser prior to the commencement of the Offer) of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer; and
(iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer.

    Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time up to twenty business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

    Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 12,
(ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any of the conditions referred to in Section 11 has not been satisfied or upon the occurrence of any of the events specified in
Section 11 and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser acknowledges (i) that Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) that Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any of the conditions specified in Section 11 without extending the period of time during which the Offer is open.

    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 13e-3(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

    If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 11. In addition, subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in
Section 12.

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

    The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY PURCHASER BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

    If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates representing Shares are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

VALID TENDER OF SHARES

    Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either
(i) certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or
(ii) the guaranteed delivery procedures set forth below must be complied with.

    THE METHOD OF DELIVERY OF CERTIFICATES REPRESENTING TENDERED SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE

DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

BOOK-ENTRY TRANSFER

    The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

SIGNATURE GUARANTEES

    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

GUARANTEED DELIVERY

    If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

        (iii) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which NYSE is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary's account at a Book-Entry Transfer Facility.

BACKUP FEDERAL TAX WITHHOLDING

    UNDER THE FEDERAL INCOME TAX LAWS, THE DEPOSITARY WILL BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO CERTAIN STOCKHOLDERS PURSUANT TO THE OFFER. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING ON PAYMENTS WITH RESPECT TO THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER SHOULD PROVIDE THE DEPOSITARY WITH HIS CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT HE IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

APPOINTMENT AS PROXY

    By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment and paid for by Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser pays for such Shares by depositing the purchase price therefor with the Depositary. Upon such payment, all powers of attorney and proxies given by such stockholder with respect to such Shares, and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

DETERMINATION OF VALIDITY

    All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

    Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, Parent or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

    4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after December 1, 2000 (or such later date as may apply in case the Offer is extended). A withdrawal of a share of Common Stock will also constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated shares of Common Stock are also withdrawn.

    If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

    Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

    No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 under the Exchange Act and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 under the Exchange Act with respect to Shares tendered in the Offer and accepted for payment.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Purchaser, Parent or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    5.  CERTAIN TAX CONSEQUENCES.

FEDERAL INCOME TAX

    Sales of Shares pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. A stockholder who accepts the Offer will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and his adjusted tax basis for the Shares sold pursuant to the Offer. Such gain or loss will be capital gain or loss (assuming the Shares are held as capital assets) and any such capital gain or loss will be long term if, as of the date of sale, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less.

    The foregoing discussion may not be applicable to certain types of stockholders, including stockholders who acquired Shares pursuant to the exercise of options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as dealers in securities or foreign currency, insurance companies, regulated investment companies, tax-exempt entities and investors in pass-through entities).

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM OF THE OFFER, INCLUDING WITH RESPECT TO FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

    6. PRICE RANGE OF THE SHARES; DIVIDENDS. The Shares are listed and traded principally on the NYSE under the symbol "MQC." Prior to June 1, 2000, the Shares traded under the symbol "AQM."

The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the NYSE Composite Tape, all as reported in published financial sources.

FISCAL YEAR ENDING MARCH 31, 2001                                HIGH           LOW
---------------------------------                             -----------   -----------
Third Quarter (through October 2)...........................  $5 15/16      $5 7/8
Second Quarter..............................................   5 15/16       2 3/4
First Quarter...............................................   4 3/16        3
Transition Period from January 1, 2000 to March 31, 2000....   4 11/16       2 3/4

FISCAL YEAR ENDING DECEMBER 31, 1999                             HIGH           LOW
------------------------------------                          -----------   -----------
Fourth Quarter..............................................  $3 5/8        $2 11/16
Third Quarter...............................................   5 5/8         3 3/8
Second Quarter..............................................   5 11/16       2 7/8
First Quarter...............................................   4             2 5/8
Transition Period from October 3, 1998 to January 1, 1999...   4 1/4         2 13/16

FISCAL YEAR ENDING OCTOBER 2, 1998                               HIGH           LOW
----------------------------------                            -----------   -----------
Fourth Quarter..............................................  $4 9/16       $2 3/4
Third Quarter...............................................   5             3 3/8
Second Quarter..............................................   5             2 11/16
First Quarter...............................................   3 3/16        2 1/4

    On August 31, 2000, the last full day of trading prior to the public announcement of the Initial Proposal, the reported closing price on the NYSE Composite Tape for the Shares was $3.00 per Share. On September 12, 2000, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the reported closing price on the NYSE Composite Tape for the Shares was $4.75 per Share. On October 2, 2000, the last full day of trading prior to the commencement of the Offer, according to published sources, the reported closing price on the NYSE Composite Tape for the Shares was $5 15/16 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    The Company did not declare or pay any cash dividends with respect to the Shares during any of the periods indicated in the above table, and according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "1999 Annual Report"), the Company has no present intention to pay cash dividends in the foreseeable future.

    As described above, the Merger Agreement provides that, subject to certain exceptions, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent, (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to shareholders of the Company in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

    7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining

Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares.

STOCK EXCHANGE LISTING

    According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 400, the number of record holders of at least 100 Shares should fall below 1,200 and the average monthly trading volume should be less than 100,000 Shares for the most recent 12 month period, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000.

    Depending upon the number of Shares acquired pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE or any other exchanges upon which the Shares are listed. Under the published guidelines described above, the purchase of approximately 5,100,000 Shares pursuant to the Offer is likely to result in a delisting of the Shares by the NYSE. According to the Company's 1999 Annual Report, there were approximately 1,319 holders of record of Shares as of March 21, 2000. If, however, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and/or trading and such trading of the Shares were discontinued, the market for the Shares could be adversely affected.

    In the event that the Shares were no longer listed or traded on the NYSE, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, through the Nasdaq or other sources. Such trading and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

EXCHANGE ACT REGISTRATION

    The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If, as a result of the purchase of Shares pursuant to the Offer, the Company is no longer required to maintain registration of the Shares under the Exchange Act, Purchaser intends to cause the Company to apply for termination of such registration. See "SPECIAL FACTORS--Plans for the Company after the Offer and the Merger".

MARGIN REGULATIONS

    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

    8. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company was incorporated under the laws of the State of Alabama in 1977 and reincorporated as a Delaware corporation in 1982. Its principal executive offices are located at One Magnum Pass, Mobile, Alabama 36618. The following description of the Company has been taken from the 1998 Annual Report:

    The Company designs and manufacturers intelligent controllers which enhance the graphics capabilities and performance of computer printing and imaging systems. The Company incorporates its controllers, which consist of software implemented on printed circuit boards, into computer printing and imaging systems which it markets, sells, and supports. The Company also markets its controllers separately for incorporation into products marketed by others and offers service support for non-Company factored products.

    The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the Company's 1999 Annual Report, the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2000 (the "Form 10-Q"). More comprehensive financial information is included in such reports (including management's discussion and analysis of results of operations and financial position) and other documents filed with the Commission. The following financial information is qualified in its entirety by reference to the 1999 Annual Report, the Form 10-Q, and all other such reports and documents filed with the Commission and all of the financial statements and related notes contained therein. The 1999 Annual Report, the Form 10-Q and certain other reports may be examined and copies may be obtained at the offices of the Commission in the manner set forth below.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

                                       AT AND FOR THE THREE
                                           MONTHS ENDED                              AT AND FOR THE
                                           (UNAUDITED)                              FISCAL YEAR ENDED
                                   ----------------------------   -----------------------------------------------------
                                   JUNE 30, 2000   JULY 2, 1999   DECEMBER 31, 1999   OCTOBER 2, 1998   OCTOBER 3, 1997
                                   -------------   ------------   -----------------   ---------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net Sales........................    $ 82,847        $ 50,933         $221,286           $133,491          $124,589
Net Income (loss)................        (733)         (1,419)         (27,400)             1,825           (26,122)
Basic and diluted income (loss)
  per common share...............       (0.06)          (0.12)           (2.25)              0.17             (2.44)
BALANCE SHEET DATA:
Total Assets.....................     174,037         149,045          151,206             69,355            58,589
Capital lease obligations and
  other liabilities..............       4,929           6,510            5,544              5,330             7,581
Stockholders' equity.............      10,159          37,372           13,130             26,038            24,324

    COMPANY PROJECTIONS. In July 2000, the Company prepared an operating plan for fiscal year 2000 (the "Mid Term Plan") which included a set of projected financial information for fiscal years 2000, 2001, 2002 and 2003 (the "Projection"). Copies of the Projection were provided to Parent in connection with Parent's review and evaluation of the Company and the ensuing negotiations of the Merger Agreement and were also provided by the Company to the Board and the Special Committee and its financial advisor. The Company has advised Parent that it does not as a matter of course make public projections as to earnings and that the Projection was prepared for internal purposes and not with a view to dissemination to the public. The Projection does not reflect (i) the Company's actual performance, (ii) changes in the Company's business, in the financial markets or in the economy in general, or (iii) prospective changes in the Company's business, in the financial markets or in the economy in general resulting from events which have occurred, in each case, since the date the Projection was prepared. The Projection was not prepared with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements. The information is included in this Offer to Purchase only because it was furnished to Parent, the Board, the Special Committee and its financial advisor. The independent public accountants of the Company have neither examined nor compiled the Projection and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent public accountants on the financial statements of the Company incorporated by reference in the Offer to Purchase relate to the historical financial information of the Company and do not extend to the following financial information and should not be read to do so.

    The Projection anticipates revenues of $358.9 million, $427.7 million, $510.1 million and $607 million, net income of $7.76 million, $14.03 million, $23.03 million and $29.51 million, and earnings per share of $0.59, $1.06, $1.74 and $2.23 (based on 13,260,000 Shares outstanding) for the fiscal years 2000, 2001, 2002 and 2003, respectively.

    None of the Company, Parent or Purchaser intends to update or otherwise revise the foregoing Projection to reflect circumstances existing after the date the projections were prepared or to reflect the occurrence of unanticipated events.

    THE COMPANY PROJECTION SET FORTH ABOVE SHOULD BE CONSIDERED "FORWARD LOOKING INFORMATION" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE PROJECTION WILL BE VALID AND PARENT AND THE COMPANY CAUTION INVESTORS THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. INVESTORS SHOULD CONSIDER THE RISKS AND

UNCERTAINTIES IN THE COMPANY'S BUSINESS THAT MAY AFFECT FUTURE PERFORMANCE AND THAT ARE DISCUSSED IN READILY AVAILABLE DOCUMENTS, INCLUDING THE COMPANY'S ANNUAL REPORT AND OTHER DOCUMENTS FILED WITH THE COMMISSION. THESE UNCERTAINTIES INCLUDE THE POTENTIAL EFFECTS OF THE OFFER AND THE MERGER, THE POSSIBILITY OF GENERAL ECONOMIC, BUSINESS AND LEGISLATIVE CONDITIONS THAT ARE LESS FAVORABLE THAN ANTICIPATED, CHANGES IN INTEREST RATES OR THE STOCK MARKETS AND STRONGER THAN ANTICIPATED COMPETITIVE ACTIVITY. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, THE COMPANY OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF PARENT, THE COMPANY OR ANY OF OUR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, OR COMPLETENESS OF THE PROJECTION, AND THE COMPANY HAS MADE NO REPRESENTATION TO PARENT REGARDING SUCH INFORMATION.

    The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60621; and copies may be obtained by mail at prescribed rates, from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at HTTP://WWW.SEC.COM that contains reports, proxy statements and other information relating to the Company which have been filed electronically via the EDGAR system. Reports, proxy statements and other information concerning the Company also should be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

    9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT. The principal executive offices of Parent are located at 3-13, Azuchi-machi 2-chome, Chuo-ku, Osaka 541-8556, Japan. Established in 1928, Parent is a leading manufacturer of photocopiers, printers, and other image information products; conventional cameras, digital cameras, and other optical products; radiometric instruments; and planetariums. Parent's manufacturing network includes facilities and subsidiaries in Japan, the United States, France, Malaysia, China, and Brazil. Its products are marketed throughout the world via an extensive network of subsidiaries, affiliates, and distributors.

    Purchaser was incorporated in June, 1999 under the laws of the State of Delaware for the purpose of acquiring an equity interest in the Company. Purchaser is a wholly-owned subsidiary of Parent. Purchaser has not, and is not expected to, engage in any business other than in connection with its organization, the Offer, the Merger, the related financing and other transactions related to the Company.

    The name, business address, citizenship, present principal occupation and employment history of each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I of this Offer to Purchase.

    Parent is not subject to the information and reporting requirements of the Exchange Act, and, accordingly, does not file reports or other information with the Commission relating to its business, financial condition and other matters.

    Except as set forth elsewhere in this Offer to Purchase: (i) none of the Acquirors nor, to the best knowledge of the Acquirors, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Parent or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the Acquirors nor, to the knowledge of the Acquirors, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of the Acquirors nor, to the knowledge of the Acquirors, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) except as set forth below or as described in "SPECIAL FACTORS--Related Party Transactions" above, since March 31, 1997, there have been no transactions which would require reporting under the rules and regulations of the Commission between any of the Acquirors or any of their respective subsidiaries or, to the best knowledge of the Acquirors, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) except as described in "SPECIAL FACTORS--Background of the Offer" above, since March 31, 1997 there have been no contracts, negotiations or transactions between any of the Acquirors or any of their respective subsidiaries or, to the best knowledge of the Acquirors, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Company. See "SPECIAL FACTORS--Related Party Transactions."

    10. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by Purchaser and Parent to consummate the Offer and to pay related fees and expenses is estimated to be approximately $41.5 million. Purchaser will obtain the funds required to consummate the Offer with funds provided through capital contributions made by Parent. Parent expects to fund any necessary capital contributions to Purchaser through a syndicated loan and/or the use of internally generated funds.

    11. CERTAIN CONDITIONS OF THE OFFER. For the purposes of this Section 11, capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and, subject to the terms of the Merger Agreement, may amend the Offer or terminate the Offer and not accept for payment any tendered Shares, if at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur:

    (a) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any suit, action or proceeding shall be taken by any Governmental Entity (i) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, (ii) seeking to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (iii) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other Transactions, (iv) seeking to obtain from the Company any damages that would be reasonably likely to have a Material Adverse Effect on the Company, (v) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger,
(vi) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (vii) which otherwise is reasonably likely to have a Material Adverse Effect on the Company or, as a result of the Transactions, Parent and its Subsidiaries; or

    (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of twenty-four hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory),
(3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (4) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions,
(5) any change in general financial bank or capital market conditions which has a material adverse effect on the ability of financial institutions in the United States to extend credit or syndicate loans, (6) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 25% measured from the close of business on the date of this Agreement or (7) in the case of any of the situations in clauses (1) through (5) inclusive, existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (c) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), or the failure to perform or comply with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Material Adverse Effect on the Company or a materially adverse effect on the ability to consummate the Offer or the Merger; or

    (d) the Company's Board of Directors or the Special Committee (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) shall have recommended an Acquisition Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Purchaser, shall fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement, or the Merger; or

    (e) the Merger Agreement shall have been terminated in accordance with its terms which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent of Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent of Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    12. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the Commission and other publicly available information regarding the Company, Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's or Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to governmental actions. See the Introduction and Section 11 for a description of certain conditions to the Offer, including with respect to litigation and governmental actions.

    STATE TAKEOVER LAWS. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. In EDGAR V. MITE CORP., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS CORP V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and except as described herein, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 11.

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of

Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because Parent and Purchaser currently own in excess of 50% of the Company's issued and outstanding Common Stock.

    LITIGATION. On or about September 1, 2000, William Deckard, a purported stockholder of the Company, filed an action in the Delaware Court of Chancery against the Company, Parent, Purchaser, and various directors of the Company:
Messrs. Lucente, Butler, Bowles, Currie, Dow, Fujii, Hans, Kutani, Materna, Takekida, and Yamana. Also, on or about September 1, 2000, Ruth Grening, another purported stockholder of the Company, filed a lawsuit in the Delaware Court of Chancery against the same defendants. Each of these actions is brought as a putative class action on behalf of all holders of the Company's common stock other than defendants and persons related to or affiliated with defendants. The complaints in the two actions each allege that Parent and the individual defendants breached their fiduciary duties as a result of Parent's offer to purchase the 43% of the Company's outstanding Common Stock which it did not already own for $5.25 per share, which allegedly is a grossly inadequate price. The complaints further allege that Parent made its offer to enable it to capture for itself the Company's future potential without paying an adequate or fair price to the Company's public stockholders and/or that it is engaging in unfair self-dealing and not acting in good faith toward the public stockholders. The complaints also allege that Parent has access to non-public or proprietary financial information about the Company and has voting control of the Company and/or its proxy machinery and/or control of the majority of the Company's directors. The time for defendants to respond to the complaints has not yet expired.

    13. CERTAIN FEES AND EXPENSES. KPMG has provided certain financial advisory services to Parent and Purchaser in connection with the Offer and the Merger. KPMG will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with its engagement.

    Innisfree M&A Incorporated has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

    In addition, ChaseMellon Shareholder Services, L.L.C. has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

    Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

    14. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

    Parent and Purchaser have filed with the Commission a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer which includes the information required by Schedule 13E-3, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in Section 8 with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

    No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

                                          MINOLTA INVESTMENTS COMPANY

                                          October 3, 2000

                                   SCHEDULE I
            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

    Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent and Purchaser. Except as otherwise noted, the business address of each such person is Minolta Co., Ltd., 3-13, Azuchi-machi 2-chome, Chuo-ku, Osaka 541-8556, Japan, and such person is a Japanese citizen.

1.  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                         --------------------------------------------------
YOSHIKATSU OTA.........................  Mr. Ota has been the President and Representative Director
Director since 1991                      since 1999. Prior thereto, he was an Executive Director
                                         from 1995 to 1999 and the General Manager of Image
                                         Information Products General Headquarters and Image
                                         Information Products Marketing Headquarters from 1994 to
                                         1999.

YOSHIHIKO HIGASHIYAMA..................  Mr. Higashiyama has been Senior Executive Director since
Director since 1993                      1995 and was an Executive Director from 1993 to 1995. He
                                         has been the General Manager of Planning Headquarters
                                         since 1999. Prior thereto, he was the General Manager of
                                         Finance, Information Systems & Overseas Distribution
                                         Headquarters from 1993 to 2000.

NORIO TASHIMA..........................  Mr. Tashima has been a Senior Executive Director since
Director since 1978                      1999. Prior thereto, he was an Executive Director from
                                         1982 to 1999. He has been the General Manager of Research
                                         and Development Headquarters since 1996. Prior thereto, he was the General Manager of Parent's Tokyo Office from 1993 to 1999.

NORIKATSU SHIMIZU......................  Mr. Shimizu has been an Executive Director since 1996.
Director since 1993                      Prior thereto, he was a Director from 1993 to 1996. He has been the General Manager of Parent's Tokyo Office since
                                         1999 and the General Manager of Human Resources and
                                         General Affairs Headquarters since 2000. Prior thereto, he was the General Manager of Planning Headquarters from 1996 to 1999.

MASAYOSHI INOUE........................  Mr. Inoue has been an Executive Director since 1999. Prior
Director since 1992                      thereto, he was a Director from 1992 to 1999. He has been
                                         the General Manager of Image Information Products General
                                         Headquarters. Prior thereto, he was the General Manager of
                                         Image Information Products Development Headquarters from
                                         1994 to 1999.

OSAMU KANAYA...........................  Mr. Kanaya has been an Executive Advisor since 1999. Piror
Director since 1985                      thereto, he was the President and Representative Director
                                         from 1993 to 1999.

TOSHIO KOBORI..........................  Mr. Kobori has been a Director since 1993. He has been the
Director since 1993                      General Manager of Legal Affairs Headquarters since 1996.
                                         Prior thereto, he was the General Manager of Optical
                                         Products Headquarters from 1992 to 1996.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                         --------------------------------------------------
RYUSHO KUTANI..........................  Mr. Kutani has been a Director since 1995. He has been the
Director since 1995                      President of Minolta Europe GmbH since 1993.

TORU KISANUKI..........................  Mr. Kisanuki has been a Director since 1995. He has been
Director since 1995                      the President of Minolta Sales Co., Ltd. since 1996. Prior thereto, he was the General Manager of Radiometric
                                         Instruments Operations from 1993 to 1996.

HIROSHI FUJII..........................  Mr. Fujii has been a Director since 1995. He has been the
Director since 1995                      President of Minolta Corporation since 1993.

NORIO URYU.............................  Mr. Uryu has been a Director since 1996. He has been the
Director since 1996                      President of Minolta Industries (HK) Ltd. since 1999.
                                         Prior thereto, he was a Deputy General Manager of Image
                                         Information Products Manufacturing Headquarters from 1994
                                         to 1996 and the General Manager of Image Information
                                         Products Manufacturing Headquarters and Tokai Office from
                                         1996 to 1999.

AKIO KAWANO............................  Mr. Kawano has been a Director since 1996 and the General
Director since 1996                      Manager of Optical Products Headquarters since 1999. Prior thereto, he was the President of Minolta Camera Sales Co.,
                                         Ltd. from 1993 to 1998.

SHIGEYUKI SEKI.........................  Mr. Seki has been a Director since 1997. He has been the
Director since 1997                      General Manager of Image Information Products Marketing
                                         Headquarters since 1999. Prior thereto, he was the Deputy
                                         General Manager of Image Information Products Marketing
                                         Headquarters from 1997 to 1999.

TOSHIAKI ISHIHARA......................  Mr. Ishihara has been a Director since 1997. He has been
Director since 1997                      the General Manager of Image Information Products
                                         Manufacturing Headquarters and Tokai Office since 1999 and the General Manager of Procurement Headquarters since
                                         April, 2000. Prior thereto, he was the Deputy General
                                         Manager of Image Information Products General Headquarters
                                         from 1997 to 1999.

TATEOMI KONO...........................  Mr. Kono has been a Director since 1997. He has been the
Director since 1997                      General Manager of Image Information Products Development
                                         Headquarters since 1999. Prior thereto, he was the Deputy
                                         General Manager of Image Information Products Development
                                         Headquarters from 1997 to 1999.

YOSHISUKE TAKEKIDA.....................  Mr. Takekida has been a Director since 1999. He has been
Director since 1999                      the Deputy General Manager of Image Information Products
                                         General Headquarters since 1999 and the General Manager of
                                         System Development Center since 1995. Prior thereto, he
                                         was the Deputy General Manager of Image Information
                                         Products Development Headquarters from 1995 to 1999.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                         --------------------------------------------------
MASANORI HONDO.........................  Mr. Hondo has been a Director since 1999. He has been the
Director since 1999                      Deputy General Manager of Procurement Headquarters since
                                         April, 2000, the General Manager of Finance, Information
                                         Systems & Overseas Distribution Headquarters since June,
                                         2000 and the Manager of Finance Division since 1994. Prior thereto, he was the Deputy General Manager of Finance,
                                         Information Systems & Overseas Distribution Headquarters
                                         from 1999 to 2000.

MASARU OBA.............................  Mr. Oba has been a Director since June, 2000. He has been
Director since 2000                      the Manager of Human Resources Division since 1995 and the
                                         Deputy General Manager of Human Resources & General
                                         Affairs Headquarters since 1999.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. The business address of each such person is c/o Minolta Co., Ltd., 3-13 Azuchi-machi 2-chome, Chuo-ku, Osaka 541-8556, Japan.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                         --------------------------------------------------
HIROSHI FUJII..........................  President, Treasurer and a Director of Purchaser. See Part
                                         1 of this Schedule I.

ALLEN A. HANS..........................  Vice President and Secretary of Purchaser. Alan A. Hans is
                                         Vice President, General Counsel and Secretary of Minolta
                                         Corporation and Secretary of Minolta Business Systems,
                                         Inc., Mohawk Marketing Corporation, Minolta Information
                                         Systems Inc., Astro-Tec Manufacturing, Inc., Minolta
                                         Advance Technology, Inc. and Minolta Systems Laboratory
                                         Inc. He joined Minolta Corporation in 1987 as General
                                         Counsel and was promoted to Vice President in 1993. Mr.
                                         Hans is a citizen of the United States.

                                  SCHEDULE II

    The following sets forth transactions in the Common Stock during the past
60 days by (i) Parent, its subsidiaries, and their respective directors and executive officers, and (ii) the Company, its subsidiaries, their respective directors and executive officers and any pension, profit-sharing or similar plan of the Company on behalf of any such directors and executive officers. Pursuant to the Company's 401(k) Plan (the "Plan"), the Plan purchased on behalf of Alfred A. Butler Shares in the following transactions: (i) 88.6144 Shares on August 7, 2000 at $3.13 per Share; (ii) 103.0467 Shares on August 21, 2000 at $3.00 per Share; (iii) 59.0583 Shares on September 1, 2000 at $4.88 per Share; and (iv) 34.8766 Shares on September 15, 2000 at $5.94 per Share. All transactions involved open-market purchases or sales of the Common Stock.

                                    ANNEX A
 EXCERPTS FROM THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE RELATING TO
         THE RIGHTS OF DISSENTING STOCKHOLDERS PURSUANT TO SECTION 262

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section251(g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of SUCH STOCKHOLDER'S shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of SUCH STOCKHOLDER'S shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of SUCH STOCKHOLDER'S shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw SUCH STOCKHOLDER'S demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after SUCH STOCKHOLDER'S written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted SUCH STOCKHOLDER'S certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that SUCH STOCKHOLDER is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of SUCH STOCKHOLDER'S demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

      BY MAIL:               BY HAND:             BY OVERNIGHT
   Reorganization         Reorganization            DELIVERY:
     Department             Department           Reorganization
    P.O. Box 3301          120 Broadway            Department
South Hackensack, NJ        13th Floor         85 Challenger Road
        07606           New York, NY 10271       Mail Stop-Reorg
                                               Ridgefield Park, NJ
                                                      07660

                          BY FACSIMILE TRANSMISSIONS:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)
                                 (201) 296-4293
                              CONFIRM FACSIMILE BY
                                   TELEPHONE
                                 (201) 296-4860

    Questions and requests for assistance may be directed to the Information Agent the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                           INNISFREE M&A INCORPORATED

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                           Telephone: (212) 750-5833
                                       or
                         Call Toll Free: (888) 750-5834